TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

August 24, 2018

Dear Sir/Madam,

Sub: Result of the postal ballot.

In continuation to our letter dated July 18, 2018, titled 'Postal Ballot Notice' please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2. Report of Scrutinizer dated August 23, 2018.

3. Amended memorandum of association.

The resolutions in the postal ballot notice have been deemed to be approved and passed on August 22, 2018 which is the last date of receipt of postal ballot forms.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/Pages/postal-ballot.aspx

This is for your information and records.

Thanking You

Yours Sincerely,

For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS Date: 2018.08.24 10:09:22 +05'30'

A.G.S. Manikantha
Company Secretary

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Name of the Company	INFOSYS LIMITED
Date of the Postal Ballot	July 13, 2018 (Voting start date: July 24, 2018 9:00 Hours to August 22, 2018 17:00 Hours)
Total number of shareholders on record date	749265 (Cut off date: July 16, 2018)
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	
Public:	

Resolution No.	1							
Resolution required: (Ordinary/ Special)	ORDINARY - Increase in authorized share capital to enable issue of bonus shares							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	281,702,889	231,472,305	82	231,472,305	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		50,230,584	18	50,230,584	-	100	-
	Total		281,702,889	100	281,702,889	-	100	-
Public- Institutions	E-Voting	1,250,332,320	1,012,303,033	81	941,092,346	71,210,687	93	7
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total		1,012,303,033	81	941,092,346	71,210,687	93	7
Public- Non Institutions	E-Voting	652,091,882	316,607,354	49	301,309,068	15,298,286	95	5
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		2,247,944	-	2,246,917	1,027	100	0
	Total		318,855,298	49	303,555,985	15,299,313	95	5
	Total	2,184,127,091	1,612,861,220	74	1,526,351,220	86,510,000	95	5

Name of the Company			INFOSYS LIMITED					
Date of the Postal Ballot			July 13, 2018 (Voting start date: July 24, 2018 9:00 Hours to August 22, 2018 17:00 Hours)					
Total number of shareholders on record date			749265 (Cut off date: July 16, 2018)					
No. of shareholders present in the meeting either in person or through proxy:			Not Applicable					
Promoters and Promoter Group:								
Public:								
No. of Shareholders attended the meeting through Video Conferencing			Not Applicable					
Promoters and Promoter Group:								
Public:								
Resolution No.	2							
Resolution required: (Ordinary/ Special)	SPECIAL - Alteration of Clause V of Memorandum of Association to reflect the increase in the authorized share capital proposed under Item no. 1 for the issue of bonus shares							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	281,702,889	231,472,305	82	231,472,305	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		50,230,584	18	50,230,584	-	100	-
	Total		281,702,889	100	281,702,889	-	100	-
Public- Institutions	E-Voting	1,250,332,320	1,012,506,373	81	1,002,370,068	10,136,305	99	1
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total		1,012,506,373	81	1,002,370,068	10,136,305	99	1
Public- Non Institutions	E-Voting	652,091,882	316,579,851	49	309,456,476	7,123,375	98	2
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		2,243,026	0	2,241,738	1,288	100	0
	Total		318,822,877	49	311,698,214	7,124,663	98	2
	Total	2,184,127,091	1,613,032,139	74	1,595,771,171	17,260,968	99	1

Name of the Company			INFOSYS LIMITED					
Date of the Postal Ballot			July 13, 2018 (Voting start date: July 24, 2018 9:00 Hours to August 22, 2018 17:00 Hours)					
Total number of shareholders on record date			749265 (Cut off date: July 16, 2018)					
No. of shareholders present in the meeting either in person or through proxy:			Not Applicable					
Promoters and Promoter Group:								
Public:								
No. of Shareholders attended the meeting through Video Conferencing			Not Applicable					
Promoters and Promoter Group:								
Public:								
Resolution No.	3							
Resolution required: (Ordinary/ Special)	ORDINARY - Approval for the issue of bonus shares							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	281,702,889	231,472,305	82	231,472,305	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		50,230,584	18	50,230,584	-	100	-
	Total		281,702,889	100	281,702,889	-	100	-
Public- Institutions	E-Voting	1,250,332,320	1,012,402,086	81	1,004,316,883	8,085,203	99	1
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total		1,012,402,086	81	1,004,316,883	8,085,203	99	1
Public- Non Institutions	E-Voting	652,091,882	316,628,371	49	314,479,297	2,149,074	99	1
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		2,247,002	0	2,245,852	1,150	100	0
	Total		318,875,373	49	316,725,149	2,150,224	99	1
	Total	2,184,127,091	1,612,980,348	74	1,602,744,921	10,235,427	99	1

Name of the Company			INFOSYS LIMITED					
Date of the Postal Ballot			July 13, 2018 (Voting start date: July 24, 2018 9:00 Hours to August 22, 2018 17:00 Hours)					
Total number of shareholders on record date			749265 (Cut off date: July 16, 2018)					
No. of shareholders present in the meeting either in person or through proxy:			Not Applicable					
Promoters and Promoter Group:								
Public:								
No. of Shareholders attended the meeting through Video Conferencing			Not Applicable					
Promoters and Promoter Group:								
Public:								
Resolution No.	4							
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Michael Gibbs as an Independent Director							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	281,702,889	231,472,305	82	231,472,305	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		50,230,584	18	50,230,584	-	100	-
	Total		281,702,889	100	281,702,889	-	100	-
Public- Institutions	E-Voting	1,250,332,320	999,874,026	80	999,874,026	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total		999,874,026	80	999,874,026	-	100	-
Public- Non Institutions	E-Voting	652,091,882	316,538,363	49	316,159,723	378,640	100	0
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		2,227,955	0	2,220,048	7,907	100	0
	Total		318,766,318	49	318,379,771	386,547	100	0
	Total	2,184,127,091	1,600,343,233	73	1,599,956,686	386,547	100	0

PARAMESHWAR G. HEGDE
B.A., M.Com., BGL., FCS

HEGDE & HEGDE
Company Secretaries
"Ganesha Krupa"
34, 1st Main Road, Gandhinagar
Bangalore - 560 009.
✆: 22267041, (R) 26589597
e-mail : hegdeandhegdecs@gmail.com

REPORT OF SCRUTINIZER

(Pursuant to Section 110 of the Companies Act, 2013 and Rule 22(9) of the Companies (Management and Administration) Rules, 2014)

To,

The Chairman,
Board of Directors
Infosys Limited
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru- 560100

Dear Sir,

I, Parameshwar G. Hegde, Practicing Company Secretary, at # 34, "Ganesh Krupa", 1st Main Road, Gandhinagar, Bengaluru, 560009, appointed as Scrutinizer by the Board of Directors of **Infosys Limited** (the Company) for the purpose of scrutinizing Postal Ballot process in a fair and transparent manner in respect of the resolutions stated in the Notice of the Postal Ballot dated July 13, 2018 proposed to be passed by the Equity Shareholders of the Company, submit my report as under:

1. The compliance with the provisions of the Companies Act, 2013 and the rules made thereunder relating to conduct of business through Postal Ballot by the shareholders on the resolutions proposed in the Notice of the Postal Ballot is the responsibility of the management. My responsibility as a Scrutinizer is to render consolidated Scrutinizer's Report of the total votes cast in favour or against if any, on the resolutions.

2. In accordance with the Notice of the Postal Ballot dated July 13, 2018, dispatched to the shareholders by prescribed modes during July 21 to July 23, 2018 and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014 published on July 24, 2018, the voting commenced on July 24, 2018 (at 9:00 hours) and ended on August 22, 2018 (at

17:00 hours) for physical ballots and as well as for e-voting. The e-voting facility was provided by National Securities Depository Limited (NSDL). The votes were unblocked at around 17:13 hours on August 22, 2018 and the e-voting summary statement was downloaded from e-voting website of National Securities Depository Limited (NSDL) (https//www.evoting.nsdl.com).

3. The Equity Shareholders holding shares as on July 16, 2018, "cut-off date", were entitled to vote on the resolutions stated in the Notice of the Postal Ballot.

4. The ballot papers received were scrutinized. The ballot papers received were reconciled with the records maintained by the Company / R&TA and the authorizations / power of attorney etc. lodged thereof. The voters were also scrutinized for the purpose of eliminating duplicate voting and 25 ballots were rejected on duplicate voting i.e. on e-voting as well as by physical ballot. Invalid ballots were marked and segregated and the summary results were prepared. For processing Postal Ballots, necessary technical support was provided by Karvy Computershare Private Limited, Hyderabad (Karvy), the Registrar & Share Transfer Agents of the Company.

5. My report on the results of the voting is based on the data downloaded from the National Securities Depository Limited (NSDL) and the votes cast through physical ballot forms received respectively in respect of the resolutions contained in the Notice of the Postal Ballot.

6. The result of the voting is as under:

a) **Resolution-1: Ordinary Resolution**
Increase in authorized share capital to enable issue of bonus shares.

i. Voted **in favour** of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,308	5,24,77,501	
b) Voted by electronic mode	8,496	1,47,38,73,719	
Total	12,804	152,63,51,220	94.64

ii. Voted **against** the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	15	1,027	
b) Voted by electronic mode	165	8,65,08,973	
Total	180	8,65,10,000	5.36

iii. **Invalid** votes:

Total number of members whose votes declared invalid	Total number of votes cast by them
245	20,19,429

b) Resolution-2: Special Resolution

Alteration of Clause V of Memorandum of Association to effect the increase in the authorized share capital.

i. Voted **in favour** of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,231	5,24,72,322	
b) Voted by electronic mode	8,524	154,32,98,849	
Total	12,755	1,59,57,71,171	98.93

ii. Voted **against** the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	18	1,288	
b) Voted by electronic mode	137	1,72,59,680	
Total	155	1,72,60,968	1.07

iii. **Invalid** votes :

Total number of members whose votes declared invalid	Total number of votes cast by them
319	20,24,337

c) Resolution–3: Ordinary Resolution

Approval for the issue of bonus shares.

i. Voted **in favour** of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,266	5,24,76,436	
b) Voted by electronic mode	8,621	155,02,68,485	
Total	12,887	1,60,27,44,921	99.37

ii. Voted **against** the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	17	1,150	
b) Voted by electronic mode	100	1,02,34,277	
Total	117	1,02,35,427	0.63

iii. **Invalid** votes:

Total number of members whose votes declared invalid	Total number of votes cast by them
284	20,20,321

d) Resolution–4: Ordinary Resolution

Appointment of Michael Gibbs as an Independent Director.

i. Voted **in favour** of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,155	5,24,50,632	
b) Voted by electronic mode	8,155	154,75,06,054	
Total	12,310	1,59,99,56,686	99.98

ii. Voted **against** the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	70	7,907	
b) Voted by electronic mode	439	3,78,640	
Total	509	3,86,547	0.02

iii. **Invalid** votes:

Total number of members whose votes declared invalid	Total number of votes cast by them
341	20,39,582

7. Register of postal ballot and all other relevant records of voting process given/provided/maintained in electronic mode and the postal ballots (physical) received will remain in my custody until the Chairman considers, approves and signs the minutes of the postal ballot and the same shall be handed over thereafter to the Chairman/person authorized by him for safe keeping.

Thanking you,

Yours faithfully,

Place: Bengaluru
Dated: August 23, 2018

Parameshwar G. Hegde
FCS 1325, CP No. 640
Scrutinizer

MEMORANDUM
AND
ARTICLES ASSOCIATION
OF
INFOSYS LIMITED

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road, Bangalore 560 100, India
T 91 80 2852 0261, F 91 80 2852 0362
investors@infosys.com
www.infosys.com

प्रारूप० आई० आर०

Form I. R.

निगमन का प्रमाण-पत्र

CERTIFICATE OF INCORPORATION

ता०........................का सं०..............................

No. 24733 of 19 81

मैं एतद्द्वारा प्रमाणित करता हूं कि आज..

कम्पनी अधिनियम 1956 (1956 का 1) के अधीन निगमित की गई है और यह कम्पनी परिसीमित है।

I hereby certify that INFOSYS CONSULTANTS PRIVATE LIMITED

is this day incorporated under the Companies Act, 1956 (No. 1 of 1956) and that the Company is limited.

मेरे हस्ताक्षर से आज ता०..................................को दिया गया।

Given under my hand at BOMBAY this SECOND day of JULY One thousand nine hundred and EIGHTY ONE

(T.S.V. PANDURANGA SARMA)

कम्पनियों का रजिस्ट्रार

Registrar of Companies

THE SEAL OF THE REGISTRAR OF COMPANIES MAHARASHTRA

सत्यमेव जयते

जे० एस० सी०-1

J.-S.C.-1.

प्रेसीसमुटेक–553-19 जनरल एडमिन/76-77–भासमुटेक–(सी-566)–7-1-77–10,000

MGIPTC–553–19 Genl. Admn./76-77—GIPTC—(C-566)—7-1-77—10,000.

No.11-24735

FRESH CERTIFICATE OF INCORPORATION CONSEQUENT ON CHANGE OF NAME.

IN THE OFFICE OF THE REGISTRAR OF COMPANIES, MAHARASHTRA, BOMBAY.

In the matter of * **INFOSYS CONSULTANTS PRIVATE LIMITED**

I hereby approve and signify in writing under section 21 of the Companies Act, 1956 (Act I of 1956) read with the Govt. of India, Dept. of Company Affairs, Notification No.GSR 507E dated the 24th June, 1985 the change of name of the company ,

FROM **INFOSYS CONSULTANTS PRIVATE LIMITED**

TO **INFOSYS TECHNOLOGIES PRIVATE LIMITED**

AND I hereby certify that **INFOSYS CONSULTANTS PRIVATE LIMITED**

which was originally incorporated on **SECOND**

day of **JULY** 1981 under the ** **Companies** Act, 1956 and under the name

INFOSYS CONSULTANTS PRIVATE LIMITED

having duly passed the necessary resolution in terms of Section 21 ~~xxxxxxxxxxxxxxxxxx~~ of the Companies Act, 1956 the name of the said company is this day changed TO

INFOSYS TECHNOLOGIES PRIVATE LIMITED

and this certificate is issued pursuant to section 23(1) of the said Act.

GIVEN UNDER MY HAND AT BOMBAY THIS **TWENTY FIRST**

DAY OF **APRIL** 1992 (One thousand nine hundred ninety **two**)

(B. L. PANIGAR)
ADDL. REGISTRAR OF COMPANIES, MAHARASHTRA. BOMBAY.

Note: * Here give the name of the company as existing prior to change.

** Here give the name of the Act(s) under which company was originally registered and incorporated.

Company No. 13115

नाम में तब्दीली के परिणामस्वरूप निगमन के लिए नया प्रमाण-पत्र

FRESH CERTIFICATE OF INCORPORATION CONSEQUENT ON CHANGE OF NAME

कम्पनियों के रजिस्ट्रार के कार्यालय में..........

[कम्पनी अधिनियम 1956 (1956 का 1) के अधीन]

In the Office of the Registrar of Companies **Karnataka, Bangalore.**

(Under the Companies Act, 1956 (1 of 1956)

..........के विषय में।

IN THE MATTER OF **INFOSYS TECHNOLOGIES PRIVATE LIMITED**

मैं एतद्द्वारा प्रमाणित करता हूं कि..........परिसीमित जिसका निगमन मूलतः 19..........के..........दिन इस..........अधिनियम के अधीन और..........परिसीमित नाम द्वारा किया गया था कम्पनी अधिनियम 1956 की धारा 21/22 (1) (क)/22 (1)(ख) के निबंधनों के अनुसार आवश्यक संकल्प पारित कर चुकी है और इसकी बाबत केन्द्रीय सरकार की लिखित अनुमति कम्पनी कार्य विभाग द्वारा प्रदान कर दी गई है।

I hereby certify that **Infosys Technologies Pvt** Limited, which was originally incorporated on **Second** day of **July** 19 **81** under the **Companies** Act, and under the name **Infosys Consultants Private** Limited having duly Passed the necessary resolution in terms of section 21/~~22(1)(a)/22(1)(b)~~ of Companies Act 1956 ~~[illegible] Department of Company Affairs.~~ /44

केन्द्रीय निदेशक के तारीख..........19..........के पत्र सं0..........द्वारा प्राप्त हो जाने पर उक्त कम्पनी का नाम इस दिन..........परिसीमित में तब्दील कर दिया गया है और यह प्रमाण-पत्र उक्त अधिनियम की धारा 23(1) के अनुसार में जारी किया जाता है।

~~Registrar of Companies~~ .... ~~No.~~ .... ~~dated~~ .... ~~XXX~~ the name of the said company is this day changed to **INFOSYS TECHNOLOGIES** Limited and this certificate is issued pursuant to section 23(1) of the said Act.

मेरे हस्ताक्षर से यह तारीख..........को दिया गया।

Given under my hand at **Bangalore** this ~~day~~ **Second day of June 1992.** (One thousand nine hundred **Ninety two**..........)

(R. MANTRA MURTHY)
कम्पनियों का रजिस्ट्रार
Asstt. Registrar of Companies
Karnataka, Bangalore.

यहां पर कम्पनी का नाम लिखिए जो कि तब्दीली से पूर्व था।
Here give the name of the Company as existing prior to the change.
यहां पर अधिनियम (अधिनियमों) का नाम लिखिए जनके अधीन कम्पनी का मूलतः रजिस्ट्रीकरण और निगमन किया गया था।
Here give the name of the Act (s) under which the Company was originally registered and incorporated.

भारत सरकार-कॉर्पोरेट कार्य मंत्रालय
कम्पनी रजिस्ट्रार कार्यालय, करनाटका

नाम परिवर्तन के पश्चात नया निगमन प्रमाण-पत्र

कॉर्पोरेट पहचान संख्या : L85110KA1981PLC013115

मैसर्स INFOSYS TECHNOLOGIES LIMITED

के मामले मे, मैं एतदद्वारा सत्यापित करता हूँ कि मैसर्स
INFOSYS TECHNOLOGIES LIMITED

जो मूल रुप में दिनांक दो जुलाई उन्नीस सौ इक्यासी को कम्पनी अधिनियम, 1956 (1956 का 1) के अतंर्गत मैसर्स
INFOSYS CONSULTANTS PRIVATE LIMITED

के रुप में निगमित की गई थी, ने कम्पनी अधिनियम, 1956 की धारा 21 की शर्तों के अनुसार विधिवत आवश्यक विनिश्चय पारित करके तथा लिखित रुप में यह सूचित करके की उसे भारत का अनुमोदन, कम्पनी अधिनियम, 1956 की धारा 21 के साथ पठित, भारत सरकार, कम्पनी कार्य विभाग, नई दिल्ली की अधिसूचना सं सा का नि 507 (अ) दिनांक 24.6.1985 एस आर एन B14076947 दिनांक 16/06/2011 के द्वारा प्राप्त हो गया है, उक्त कम्पनी का नाम आज परिवर्तित रुप में मैसर्स
INFOSYS LIMITED

हो गया है और यह प्रमाण-पत्र, कथित अधिनियम की धारा 23(1) के अनुसरण में जारी किया जाता है।

यह प्रमाण-पत्र बेंगलूर में आज दिनांक सोलह जून दो हजार ग्यारह को जारी किया जाता है।

GOVERNMENT OF INDIA - MINISTRY OF CORPORATE AFFAIRS
Registrar of Companies, Karnataka

Fresh Certificate of Incorporation Consequent upon Change of Name

Corporate Identity Number : L85110KA1981PLC013115

In the matter of M/s INFOSYS TECHNOLOGIES LIMITED

I hereby certify that INFOSYS TECHNOLOGIES LIMITED which was originally incorporated on Second day of July Nineteen Hundred Eighty One under the Companies Act, 1956 (No. 1 of 1956) as INFOSYS CONSULTANTS PRIVATE LIMITED having duly passed the necessary resolution in terms of Section 21 of the Companies Act, 1956 and the approval of the Central Government signified in writing having been accorded thereto under Section 21 of the Companies Act, 1956, read with Government of India, Department of Company Affairs, New Delhi, Notification No. G.S.R 507 (E) dated 24/06/1985 vide SRN B14076947 dated 16/06/2011 the name of the said company is this day changed to INFOSYS LIMITED and this Certificate is issued pursuant to Section 23(1) of the said Act.

Given at Bangalore this Sixteenth day of June Two Thousand Eleven.

Signature valid

Registrar of Companies, Karnataka

कम्पनी रजिस्ट्रार, करनाटका

*Note: The corresponding form has been approved by B N HARISH, Registrar of Companies and this certificate has been digitally signed by the Registrar through a system generated digital signature under rule 5(2) of the Companies (Electronic Filing and Authentication of Documents) Rules, 2006.

The digitally signed Certificate can be verified at the Ministry website (www.mca.gov.in).

कम्पनी रजिस्ट्रार के कार्यालय अभिलेख में उपलब्ध पत्राचार का पता :
Mailing Address as per record available in Registrar of Companies office:

INFOSYS LIMITED
ELECTRONICS CITY,HOSUR ROAD,, BANGALORE,
KARNATAKA - 561229,
Karnataka, INDIA

THE COMPANIES ACT, 1956

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

INFOSYS LIMITED

I. The name of the Company is INFOSYS LIMITED.

II. The registered office of the Company will be situated in the State of Karnataka.

III. The objects for which the Company is established are:

(A) MAIN OBJECTS OF THE COMPANY TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION:-

1. To establish, maintain, conduct, provide, procure or make available services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological social or other services.
2. To carry on the business as importer, exporter, buyers, lessers, and sellers of and dealers in all types of electronic components and equipment necessary for attaining the above objects.

(B) OBJECTS INCIDENTAL OR ANCILLARY TO THE ATTAINMENT OF THE MAIN OBJECTS:

3. To carry on all kinds of promotion business, and in particular to form, constitute, float, lend money to assist, and control any companies, associations, or undertakings whatsoever.
4. To establish, provide, maintain and conduct or otherwise subsidise research laboratories, experimental stations, workshops and libraries for scientific, industrial, commercial and technical research and experiments; to undertake and carry on scientific, industrial, commercial, economic, statistical and technical research, surveys and nvestigations; to promote studies, research investigation and invention, both scientific and technical by providing, subsiding, endowing, or assisting laboratories, colleges, universities, workshops, libraries, lectures, meetings, exhibitions and conferences and by providing for the remuneration to scientists, scientific or technical professors or teachers and the award of scholarship, grants and prizes to students, research-workers and inventors or otherwise and generally to encourage, promote and reward studies, research, investigations, experiments, tests and inventions of any kind.
5. To provide for the welfare of employees or ex-employees of the Company and the wives, widows, families or dependants of such persons by building or contributing to the building of houses, dwellings or chawls or by grants of money, pensions, allowances, gratuities, bonus or other payments or by creating and from time-to-time subscribing or contributing to provident and other funds, institutions and trusts and by providing or subscribing or contributing towards places of instruction and recreation, hospitals and dispensaries, medical and other attendance and assistance as the Company shall think fit.
6. To subscribe or contribute or otherwise to assist or to guarantee money to charitable, benevolent, religious, scientific, national, public or any other useful institutions, objects or purposes or for any exhibition.
7. To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or employments to any person who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or Officers of the Company or of any such other company as aforesaid, and wives, widows, families, and dependants of any such persons and also establish and subsidise and subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of the Company or of any such other company as aforesaid, and make payments to or towards the insurance of any such person as aforesaid and to do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.
8. To undertake and execute any trust the undertaking of which may seem to the Company desirable and either gratuitously or otherwise.
9. To act as agents, registrars or brokers and as trustees for any person or company and to undertake and perform sub-contracts.
10. To buy, sell, manufacture, repair, alter and exchange, let on hire, export, and deal in all kinds of articles and things which may be required for the purposes of any of the said businesses, or commonly supplied or dealt in by persons engaged in any such businesses, or which may seem capable of being profitably dealt with in connection with any of the said businesses.
11. To adopt such means of making known the business of the Company and/or associate companies or others as may seem expedient and in particular by advertising in the press, public places and theatres, by radio, by television, by circulars, by purchase and exhibition or works of art or interest, by publication of books, pamphlets, bulletins or periodicals, by organising or participating in exhibitions and by granting prizes, rewardsand donations.

12. To apply for and acquire any statutory or other powers, rights or concessions.

13. To act as Aadatias, Selling Agents, Purchasing Agents, Factors, Muccadums, Carriers, Jatha Merchants, Landing and Forwarding Agents, Brokers, Guaranteed Brokers, in respect of goods, materials and merchandise and produce and articles of all kinds and descriptions.

14. To construct and develop residential or industrial colonies for the general advancement of members, employees or others.

15. To purchase, or otherwise acquire and undertake the whole or any part of the business, property, rights, and liabilities of any person, firm or company carrying on any business which this company is authorised to carry on or possessed of property or rights suitable for any of the purposes of the Company and to purchase, acquire, sell and deal in property, shares, stocks, debentures or debenture-stocks of any such person, firm or company and to conduct, make or carry into effect any arrangements in regard to the winding up of the business of any such persons, firm or company.

16. To enter into partnership or into any arrangements for sharing of profits, union of interest, reciprocal concession or co-operation with any person, partnership, or company and to promote, constitute, form and organise, and aid in promoting, constituting, forming and organising companies, syndicates or partnerships of all kinds for all the purposes or acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects thereof or for any other purposes which this Company may think expedient. As also to pay for any properties, rights or privileges required by this Company either in shares of the Company or partly in cash or otherwise and to give shares or stock of this Company in exchange for shares or stock of any other company.

17. To apply for, purchase or otherwise acquire patents, brevet inventions, licences, concessions and the like conferring any exclusive or non -exclusive or limited right to use any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or benefit the Company and to use, exercise, or develop or grant licences in respect of or otherwise turn to account the property, rights or information so acquired.

18. To receive money, valuable, and goods and materials of all kinds of depositor for safe custody.

19. To lend money and other property, to guarantee the performance of contracts and obligations of all kinds, to act as agents in the management, sale and purchase of property, and generally to transact business as capitalists and financiers.

20. To lend, invest or otherwise employ or deal with moneys belonging to or entrusted to the Company upon making arrangements to secure repayment or payment of principal and interest thereon.

21. To borrow or raise or secure the payment of money or to receive money on such time and from time to time and in such manner as may be thought fit and in particular by the issue of debentures, or debenture-stocks, perpetual or otherwise including debentures or debenture-stock convertible into shares of this or any other company or perpetual annuities and in security for any such money so borrowed, raised or received or any such debentures or debenture-stocks so issued, to mortgage, pledge or charge the whole or any part of the property, assets or revenue and profits of the Company, present or future, including its uncalled capital by special assignments or otherwise or to transfer or convey the same absolutely or in trust and to give the lenders power of sale and other powers as may seem expedient and to purchase, redeem or pay off any such securities provided the Company shall not carry on banking business as defined in the Banking Regulation Act, 1949.

22. To draw, make, accept, endorse, discount, execute, issue, negotiate, assign and otherwise deal with cheques, drafts, bills of exchange, promissory notes, hundies, debentures, bonds, bills of lading, railway receipts, warrants and all other negotiable or transferable instruments.

23. To amalgamate with any other company or companies.

24. To distribute any of the property of the Company amongst the members in specie or kind subject to the provisions of the Companies Act in the event of winding up.

25. To apply for, tender, purchase, or otherwise acquire any contracts, subcontracts licences and concessions for or in relation to the objects or business herein mentioned or any of them, and to undertake, execute, carry out, dispose of or otherwise turn to account the same.

26. To do all or any of them in any part of the world either as principals, agents, contractors, trustees or otherwise and either by or through agents, trustees, sub-contractors or otherwise, either alone or in conjunction with others and to allow any property to remain outstanding in such agents or trustees.

27. To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

(C) OTHER OBJECTS:

28. To carry on the business of an investment company and to buy, underwrite and to invest in the acquire and hold shares, stocks, debentures, debenture-stocks, bonds, obligations and securities issued or guaranteed by any company constituted or carrying on business in India or elsewhere and debentures, debenture-stocks, bonds, obligations and securities issued or guaranteed by any Government, State, Dominion, Sovereign, Ruler, Commissioners, Public body or authority supreme, municipal, local or otherwise or firm or person whether in India or elsewhere and to deal and turn to account the same.

29. To carry on business related to the electronic industry, Textiles, Chemicals, Hotels, Construction & Engineering items.

30. To transact and carry on all kinds of agency business and in particular to collect rents and debts, and to negotiate loans, to find investments, and to issue and place shares, stocks, debentures, debenture-stocks or securities for the above business of the Company.

31. To carry on business of every kind and to act as merchants, traders, Commission or other agents or in any other capacity whatsoever in India or in any part of the world, to carry on the business of providing services of every kind and to import, export, buy, sell, barter, exchange, pledge, make advances upon or otherwise deal in goods, produce, article, merchandise, services, conveniences and amenities of every kind which will be required for the business of the Company.

32. To carry on business as capitalists, financiers; concession and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

33. To sell or purchase or otherwise deal in any goods, products, articles or things and to carry on business as merchants, traders, and dealers in any goods, commodities, articles and things whatsoever in or outside India and generally to carry on business as exporters, importers and dealers.

34. To carry on the business of advertising contractors and agents and any other business which may be usefully carried on in connection with such business and to acquire and undertake the whole or any part of the business property and liabilities of any person or company carrying on business as such contractor or agents, or any other business which may be usefully carried on in connection therewith.

35. To manufacture, maintain, export, import, buy, sell, rent, hire or lease or otherwise acquire, dispose of or deal in all kinds of digital systems, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipments and controls for any engineering applications, and all other related components, partsand products used in communication and computers.

36. AND IT IS HEREBY DECLARED that the word "company" in this Memorandum when applied otherwise than to this Company shall whenever the context shall so require or admit be deemed to include any authority, partnership or other body of persons whether incorporated or un-incorporated and whether domiciled in India or elsewhere and that the intention is that the objects specified in the several paragraphs of this Memorandum shall be regarded as independent objects and shall accordingly shall be in no wise limited or restricted in its application (except when otherwise expressed in such paragraphs) by reference to the objects in any other paragraph or the name of the company, but may be carried out in as full and ample a manner and construed and applied in as wide a sense as if each of the said paragraphs defines the objects of a separate, distinct and independent Company.

IV. The liability of the members is limited.

V. "The Authorized Share Capital of the company is ₹ 2400,00,00,000 (Rupees **two** thousand **four** hundred crore only) divided into 480,00,00,000 (**four** hundred **eighty** crore only) Equity Shares of ₹ 5 each (Rupees five only) with power to increase and reduce the capital of the company and to divide the shares in the capital for the time being into several classes and attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the company for the time being and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Companies Act, 2013 or by the Articles of Association of the company for the time being". **The authorized capital increased from ₹ 1200 crore to ₹ 2400 crore by resolution of the shareholders passed on August 22, 2018.**

We the several persons whose names and addresses are subscribed below are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names.

Signature, Name, Address, description and occupation of Subscribers	Number of Equity Shares taken by Subscriber	Signature, Name, Address, description and occupation of Witness
Nagavara Ramarao Narayana Murthy (Son of Nagavara Ramarao) Flat 6, Padmanabhan Apartment, 1126/2, Shivajinagar, Pune - 411 016 Consultant	1 (One equity)	
Nadathur Srinivasa Raghavan (Son of N. Sarangapani) 5, "Ravikripa", Station Road, Matunga (C. R.), Bombay- 400019. Consultant	1 (One equity)	
Senapathy Gopalakrishnan (Son of P. G. Senapathy) Krishna Vihar, Kalapalayam Lane, Pathenchanthai, Trivandrum - 695 001. Consultant	1 (One equity)	VIPUL DEVENDRA KINKHABWALA (S/o. Devendra Vithaldas Kinkhabwala) 14, Thakurdwar Road, Zaveri Building, Bombay - 400 002. Service
Nandan Mohan Nilekani (Son of M. R. Nilekani) 37, Saraswatput, Dharwar - 580 002. KARNATAKA Consultant	1 (One equity)	
	4 (Four equity)	

Dated this 15th day of June 1981.

Amended on August 23, 2018

THE COMPANIES ACT, 2013 AND

THE COMPANIES ACT, 1956 (AS APPLICABLE)

COMPANY LIMITED BY SHARES ARTICLES OF ASSOCIATION OF

INFOSYS LIMITED

(THE "COMPANY")

1. CONSTITUTION OF THE COMPANY

(a) The regulations contained in table "F" of Schedule I to the Companies Act, 2013 shall apply to the Company only in so far as the same are not provided for or are not inconsistent with these Articles.

(b) The regulations for the management of the Company and for the observance of the members thereof and their representatives shall be such as are contained in these Articles subject however to the exercise of the statutory powers of the Company in respect of repeal, additions, alterations, substitution, modifications and variations thereto by special resolution as prescribed by the Companies Act, 2013.

2. DEFINITIONS AND INTERPRETATION

A. Definitions

In the interpretation of these Articles the following words and expressions shall have the following meanings unless repugnant to the subject or context.

(a) "**Act**" means the Companies Act, 2013 along with the relevant Rules made there under, in force and any statutory amendment thereto or replacement thereof and including any circulars, notifications and clarifications issued by the relevant authority under the Companies Act, 2013, and applicable and subsisting provisions of the Companies Act, 1956, if any, along with the relevant Rules made there under. Reference to Act shall also include the Secretarial Standards issued by the Institute of Company Secretaries of India constituted under the Company Secretaries Act, 1980.

(b) "**Annual General Meeting**" shall mean a General Meeting of the holders of Equity Shares held annually in accordance with the applicable provisions of the Act.

(c) "**Articles**" shall mean these articles of association as adopted or as from time to time altered in accordance with the provisions of these Articles and Act.

(d) "**Auditors**" shall mean and include those persons appointed as suc h for the time being by the Company.

(e) "**Board**" or "**Board of Directors**" shall mean the collective board of directors of the Company, as duly called and constituted from time to time, in accordance with Law and the provisions of these Articles.

(f) "**Board Meeting**" shall mean any meeting of the Board, as convened from time to time and any adjournment thereof, in accordance with law and the provisions of these Articles.

(g) "**Business Day**" shall mean a day on which scheduled commercial banks are open for normal banking business;

(h) "**Capital**" or "**Share Capital**" shall mean the authorized share capital of the Company.

(i) "**Chairman**" shall mean such person as is nominated or appointed in accordance with Article 35 herein below.

(j) "**Companies Act, 1956**" shall mean the Companies Act, 1956 (Act I of 1956), to the extent that such provisions have not been repealed or superseded by the Companies Act, 2013 or de-notified.

(k) "**Company**" or "**this Company**" shall mean Infosys Limited.

(l) "**Committees**" shall have the meaning ascribed to such term in Article 66.

(m) "**Depositories Act**" shall mean The Depositories Act, 1996 and shall include any statutory modification or re-enactment thereof.

(n) "**Director**" shall mean any director of the Company, including alternate directors, independent directors and nominee directors appointed in accordance with the Law and the provisions of these Articles.

(o) "**Dividend**" shall include interim dividends.

(p) "**Encumbrance**" shall mean any encumbrance including without limitation any mortgage, pledge, charge, lien, deposit or assignment by way of security, bill of sale, option or right of pre-emption, entitlement to beneficial ownership and any interest or right held, or claim that could be raised, by a third party or any other enc umbrance or security interest of any kind;

(q) "**Equity Share Capital**" shall mean the total issued and paid-up equity share capital of the Company, calculated on a fully diluted basis.

(r) "**Equity Shares**" shall mean fully paid-up equity shares of the Company having a par value of INR 5 (Rupees Five) per equity share of the Company, or any other issued Share Capital of the Company that is reclassified, reorganized, reconstituted or converted into equity shares of the Company.

(s) "**Executor**" or "**Administrator**" shall mean a person who has obtained probate or letters of administration, as the case may be, from a court of competent jurisdiction and shall include the holder of a succession certificate authorizing the holder thereof to negotiate or transfer the Shares or other Securities of the deceased Shareholder and shall also include the holder of a certificate granted by the Administrator-General appointed under the Administrator Generals Act, 1963.

(t) "**Extraordinary General Meeting**" shall mean an extraordinary general meeting of the holders of Equity Shares duly called and constituted in accordance with the provisions of the Act.

(u) "**Financial Year**" shall mean any fiscal year of the Company, beginning on April 1 of each calendar year and ending on March 31 of the following calendar year.

(v) "**Law/Laws**" shall mean all applicable provisions of all (i) constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, circulars, ordinances or orders of any governmental authority and SEBI, (ii) governmental approvals, (iii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any governmental authority, (iv) rules or guidelines for compliance, of any stock exchanges, (v) international treaties, conventions and protocols, and (vi) Indian GAAP or Ind-AS or any other generally accepted accounting principles.

(w) "**Memorandum**" shall mean the memorandum of association of the Company, as amended from time to time.

(x) "**Office**" shall mean the registered office for the time being of the Company.

(y) "**Paid-up**" shall include the amount credited as paid up.

(z) "**Person**" shall mean any natural person, sole proprietorship, partnership, company, body corporate, governmental authority, joint venture, trust, association or other entity (whether registered or not and whether or not having separate legal personality).

(aa) "**Register of Members**" shall mean the register of Shareholders to be kept pursuant to Section 88 of the Act.

(bb) "**Registrar**" shall mean the Registrar of Companies, from time to time having jurisdiction over the Company.

(cc) "**Rules**" shall mean the rules made under the Act and as notified from time to time.

(dd) "**Seal**" shall mean the common seal(s) for the time being of the Company, if any.

(ee) "**SEBI**" shall mean the Securities and Exchange Board of India, constituted under the Securities and Exchange Board of India Act, 1992.

(ff) "S**EBI Listing Regulations**" shall mean the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, any statutory amendment thereto and any listing agreement entered into by the Company with the Stock Exchanges.

(gg) "**Securities**" or "**securities**" shall mean any Share (including Equity Shares), scrips, stocks, bonds, debentures, warrants or options whether or not, directly or indirectly convertible into, or exercisable or exchangeable into or for Equity Shares, and any other marketable securities.

(hh) "**Shares**" or "**shares**" shall mean any share issued in the Share Capital of the Company, including Equity Shares and preference shares.

(ii) "**Shareholder**" or "**shareholder**" or "**member**" shall mean any shareholder of the Company, from time to time.

(jj) "**Shareholders' Meeting**" shall mean any meeting of the Shareholders of the Company, including Annual General Meetings as well as Extraordinary General Meetings, convened from time to time in accordance with the Act, applicable Laws and the provisions of these Articles.

(kk) "**Stock Exchanges**" shall mean Bombay Stock Exchange Limited, the National Stock Exchange of India Limited and any other stock exchange in India where the Securities are listed.

B. Interpretation

In these Articles (unless the context requires otherwise):

(a) References to a person shall, where the context permits, include such person's respective successors, legal heirs and permitted assigns.

(b) The descriptive headings of Articles are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of content thereof and shall not be used to interpret the provisions of these Articles and shall not affect the construction of these Articles.

(c) References to articles and sub-articles are references to Articles and sub-articles of and to these Articles unless otherwise stated and references to these Articles include references to the articles and sub-articles herein.

(d) Words importing the singular include the plural and vice versa, pronouns importing a gender include each of the masculine, feminine and neuter genders, and where a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase shall have the corresponding meanings.

(e) Wherever the words "include," "includes," or "including" is used in these Articles, such words shall be deemed to be followed by the words "without limitation".

(f) The terms "hereof", "herein", "hereto", "hereunder" or similar expressions used in these Articles mean and refer to these Articles and not to any particular Article of these Articles, unless expressly stated otherwise.

(g) Reference to statutory provisions shall be construed as meaning and including references also to any amendment or re-enactment for the time being in force and to all statutory instruments or orders made pursuant to such statutory provisions.

(h) In the event any of the provisions of the Articles are contrary to the provisions of the Act and the Rules, the provisions of the Act and Rules will prevail.

3. EXPRESSIONS IN THE ACT AND THESE ARTICLES

Save as aforesaid, any words or expressions defined in the Act or the Depositories Act or the SEBI Listing Regulations, shall, as the case may be, if not inconsistent with the subject or context, bear the same meaning in these Articles.

4. SHARE CAPITAL

(a) The authorised Share Capital of the Company shall be as stated under Clause V of the Memorandum of Association of the Company with such rights, privileges and conditions respectively attached thereto as may be from time to time and the Company may sub-divide, consolidate and increase the Share Capital from time to time and upon the sub-division of Shares, apportion the right to participate in profits in any manner as between the Shares resulting from the sub-division.

(b) The Company has power, from time to time, to increase or reduce its authorised or issued and Paid up Share Capital, in accordance with the Act, applicable Laws and these Articles.

(c) The Share Capital of the Company may be classified into Shares with differential rights as to dividend, voting or otherwise in accordance with the applicable provisions of the Act, Rules, and Law, from time to time.

(d) The Board may, subject to the relevant provisions of the Act and these Articles, allot and issue Shares as payment or part payment for any property purchased by theCompany or in respect of goods sold or transferred or machinery or appliances supplied or for services rendered to the Company in or about the formation of the Company or in respect of an acquisition and/or in the conduct of its business or for any goodwill provided to the Company; and any Shares which may be so allotted may be issued as fully/partly Paid-up Shares and if so issued shall be deemed as fully/partly Paid-up Shares.

(e) Except so far as otherwise provided by the conditions of issue or by these Articles, any Share Capital raised by the creation of new Shares, shall be considered as part of the existing Share Capital and shall be subject to the provisions herein contained with reference to the payment of calls and instalments, forfeiture, lien, surrender, transfer and transmission, voting and otherwise.

(f) Any application signed by or on behalf of an applicant for Shares in the Company, followed by an allotment of any Shares therein, shall be an acceptance of Shares within the meaning of these Articles and every person who thus or otherwise accepts any Shares and whose name is on the Register of Members, shall for the purposes of these Articles, be a Shareholder.

(g) The money, (if any), which the Board shall, on the allotment of any Shares being made by them, require or direct to be paid by way of deposit, call or otherwise, in respect of any Shares allotted by them, shall immediately on the insertion of the name of the allottee, in the Register of Members as the name of the holder of such Shares, become a debt due to and recoverable by the Company from the allottee thereof, and shall be paid by him accordingly.

5. PREFERENCE SHARES

(a) **Redeemable Preference Shares**

The Company, subject to the applicable provisions of the Act, shall have the power to issue on a cumulative or non-cumulative basis, preference shares liable to be redeemed in any manner permissible under the Act and the Directors may, subject to the applicable provisions of the Act, exercise such power in any manner as they deem fit and provide for redemption of such shares on such terms including the right to redeem at a premium or otherwise as they deem fit.

(b) **Convertible Redeemable Preference Shares**

The Company, subject to the applicable provisions of the Act and the consent of the Board, shall have power to issue on a cumulative or non-cumulative basis convertible preference shares liable to be converted in any manner permissible under the Act and the Directors may, subject to the applicable provisions of the Act, exercise such power as they deem fit and provide for conversion at a premium or otherwise and/or conversion of such shares into such Securities on such terms as they may deem fit.

6. PROVISIONS IN CASE OF PREFERENCE SHARES.

Upon the issue of preference shares pursuant to Article 5 above, the following provisions shall apply:

(a) No such preference shares shall be redeemed except out of profits of the Company which would otherwise be available for Dividend or out of the proceeds of a fresh issue of shares made for the purposes of the redemption;

(b) No such shares shall be redeemed unless they are fully paid;

(c) The premium, if any, payable on redemption shall have been provided for out of the profits of the Company or out of the Company's securities premium account, before the shares are redeemed;

(d) Where any such shares are proposed to be redeemed out of the profits of the Company, there shall, out of such profits, be transferred, a sum equal to the nominal amount of the shares to be redeemed, to a reserve, to be called the "**Capital Redemption Reserve Account**" and the applicable provisions of the Act relating to the reduction of the Share Capital of the Company shall, except as provided by Section 55 of the Act, apply as if the Capital Redemption Reserve Account were Paid up Share Capital of the Company;

(e) The redemption of preference shares under this Article by the Company shall not be taken as reduction of Share Capital;

(f) The Capital Redemption Reserve Account may, notwithstanding anything in this Article, be applied by the Company, in paying up un-issued shares of the Company to be issued to the Shareholders as fully paid bonus shares; and

(g) Whenever the Company shall redeem any redeemable preference shares, the Company shall, within 30 (thirty) days thereafter, give notice thereof to the Registrar as required by Section 64 of the Act.

7. COMPANY'S LIEN:

A. On shares:

(a) The Company shall have a first and paramount lien:

(I) on every share (not being a fully paid share), for all money (whether presently payable or not) called, or payable at a fixed time, in respect of that share;

(II) on all shares (not being fully paid shares) standing registered in the name of a single person, for all money presently payable by him or his estate to the Company;

Provided that the Board may, at any time, declare any shares wholly or in part to be exempt from the provisions of this Article.

(b) The Company's lien, if any, on the shares, (not being a fully paid share), shall extend to all Dividends payable and bonuses declared from time to time in respect of such shares.

(c) For the purpose of enforcing such lien, the Board may sell such partly Paid-up shares, subject thereto in such manner as the Board shall think fit, and for that purpose may cause to be issued, a duplicate certificate in respect of such shares and may authorise one of their Shareholders to execute and register the transfer thereof on behalf of and in the name of any purchaser. The purchaser shall not be bound to see to the application of the purchase money, nor shall his title to said shares be affected by any irregularity or invalidity in the proceedings in reference to the sale of such shares;

Provided that no sale of such shares shall be made:

(I) unless a sum in respect of which the lien exists is presently payable; or

(II) until the expiration of 14 days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or insolvency.

The net proceeds of any such sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Person entitled to the shares at the date of the sale.

(d) No Shareholder shall exercise any voting right in respect of any shares or Debentures registered in his name on which any calls or other sums presently payable by him have not been paid, or in regard to which the Company has exercised any right of lien.

(e) Subject to the Act and these Articles, the right of lien under this Article 7 shall extend to other Securities.

8. CALLS

(a) Subject to the provisions of Section 49 of the Act, the terms on which any shares may have been issued and allotted, the Board may, from time to time, by a resolution passed at a meeting of the Board, make such call as it thinks fit upon the Shareholders in respect of all money unpaid on the shares held by them respectively and each Shareholder shall pay the amount of every call so made on him to the Person or Persons and Shareholders and at the times and places appointed by the Board. A call may be made payable by instalments. Provided that the Board shall not give the option or right to call on shares to any person except with the sanction of the Company in the General Meeting.

(b) 14 (fourteen) days' notice in writing at the least of every call (otherwise than on allotment) shall be given by the Company specifying the time and place of payment, provided that before the time for payment of such call, the Board may revoke or postpone the same.

(c) The call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed and may be made payable by the Shareholders whose names appear on the Register of Members on such date as shall be fixed by the Board.

(d) The joint holder of a share shall be jointly and severally liable to pay all instalments and calls due in respect thereof.

(e) The Board may, from time to time at its discretion, extend the time fixed for the payment of any call and may extend such time as to all or any of the Shareholders who, from residence at a distance or other cause the Board may deem fairly entitled to such extension; but no Shareholders shall be entitled to such extension save as a matter of grace and favour.

(f) If any Shareholder or allottee fails to pay the whole or any part of any call or instalment, due from him on the day appointed for payment t hereof, or any such extension thereof, he shall be liable to pay interest on the same from the day appointed for the payment to the time of actual payment at 10 (ten) per cent per annum or such lower rate as shall from time to time be fixed by the Board but nothing in this Article shall render it obligatory for the Board to demand or recover any interest from any such Shareholder and the Board shall be at liberty to waive payment of such interest either wholly or in part.

(g) Any sum, which by the terms of issue of a share or otherwise, becomes payable on allotment or at any fixed date or by instalments at a fixed time whether on account of the nominal value of the share or by way of premium shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue or otherwise the same became payable, and in case of non-payment, all the relevant provisions of these Articles as to payment of call, interest, expenses, forfeiture or otherwise shall apply as if such sum became payable by virtue of a call duly made and notified.

(h) On the trial or hearing of any action or suit brought by the Company against any Shareholder or his legal representatives for the recovery of any money claimed to be due to the Company in respect of his shares, it shall be sufficient to prove that the name of the Shareholder in respect of whose shares the money is sought to be recovered appears entered on the Register of Members as the holder, or one of the holders at or subsequent to the date at which the money sought to be recovered is alleged to have become due on the shares; that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Shareholder or his representatives so sued in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call nor that a quorum of Directors was present at the Board at which any call was made, nor that the meeting at which any call was made was duly convened or constituted nor any other matters whatsoever; but the proof of the matters aforesaid shall be conclusive evidence of the debt and the same shall be recovered by the Company against the Shareholder or his representative from whom it is ought to be recovered, unless it shall be proved, on behalf of such Shareholder or his representatives against the Company that the name of such Shareholder was improperly inserted in the Register of Members or that the money sought to be recovered has actually been paid.

(i) The Company may enforce a forfeiture of shares under Article 11 below notwithstanding the following: **(i)** a judgment or a decree in favour of the Company for calls or other money due in respect of any share; **(ii)** part payment or satisfaction of any calls or money due in respect of any such judgement or decree; **(iii)** the receipt by the Company of a portion of any money which shall be due from any Shareholder to the Company in respect of his shares; and **(iv)** any indulgence granted by the Company in respect of the payment of any such money.

(j) The Board may, if it thinks fit (subject to the provisions of Section 50 of the Act) agree to and receive from any Shareholder willing to advance the same, the whole or any part of the money due upon the shares held by him beyond the sums actually called up, and upon the amount so paid or satisfied in advance or so much thereof as from time to time and at any time thereafter as exceeds the amount of the calls then made upon and due in respect of the shares in respect of which such advance has been made, the Company may pay interest, as the Shareholder paying such sum in advance and the Board may agree upon; provided that the money paid in advance of calls shall not confer a right to participate in profits or dividend. Provided always that if at any time after the payment of any such money the rate of interest so agreed to be paid to any such Member appears to the Board to be excessive, it shall be lawful for the Board from time to time to repay to such Member so much of such money as shall then exceed the amount of the calls made upon such shares in the manner determined by the Board. Provided also that if at any time after the payment of any money so paid in advance, the Company shall go into liquidation, either voluntary or otherwise, before the full amount of the money so advanced shall have become due by the members to the Company, on instalments or calls, or in any other manner, the maker of such advance shall be entitled (as between himself and the other Members) to receive back from the Company the full balance of such moneys rightly due to him by the Company in priority to any payment to members on account of capital, in accordance with and subject to the provisions of the Act.

(k) No Shareholder shall be entitled to voting rights in respect of the money (ies) so paid by him until the same would but for such payment, become presently payable.

9. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall record in the Register of Members fairly and distinctly particulars of every transfer or transmission of any share, Debenture or other Security held in a material form.

(b) In accordance with Section 56 of the Act, the Rules and such other conditions as may be prescribed under Law, every instrument of transfer of shares held in physical form shall be in writing. In case of transfer of shares where the Company has not issued any certificates and where the shares are held in dematerialized form, the provisions of the Depositories Act shall apply.

(c) I. An application for the registration of a transfer of the shares in the Company may be made either by the transferor or the transferee within the time frame prescribed under the Act.

II. Where the application is made by the transferor and relates to partly paid shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee in a prescribed manner and the transferee communicates no objection to the transfer within 2 (two) weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed by both, the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) Subject to the provisions of the Act, a person entitled to a share by transmission shall, subject to the right of the Board to retain such Dividends as hereinafter provided in Article 72(g) be entitled to receive, and may give a discharge for any dividends or other moneys payable in respect of the shares.

(f) The Board shall have power on giving not less than 7 (seven) days ' previous notice or such lesser period as may be specified by SEBI, by advertisement in a vernacular newspaper and in an English newspaper having wide circulation in the city, town or village in which the Office of the Company is situated and by publishing a notice on the website of the Company, to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding 30 (thirty) days at a time and not exceeding in the aggregate 45 (forty-five) days in each year, as it may deem expedient.

(g) Subject to the provisions of Sections 58 of the Act, these Articles and other applicable provisions of the Act or any other Law for the time being in force, the Board may, refuse to register the transfer of, or the transmission by operation of law of the right to, any Securities or interest of a Shareholder in the Company. The Company shall, within 30 (thirty) days from the date on which the instrument of transfer, or the intimation of such transmission, as the case may be, was delivered to the Company, send a notice of refusal to the transferee and transferor or to the person giving notice of such transmission, as the case may be, giving reasons for such refusal.

Provided that, registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on shares.

(h) Subject to the applicable provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitl ed by transfer / transmission to any shares or his nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of shares upon which the Company has a lien.

(i) Subject to the provisions of these Articles, any transfer of shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scripts of any small denominations or, to consider a proposal for transfer of shares comprised in a share certificate to several Shareholders, involving such splitting, if on the face of it such splitting/ transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of shares in violation of the listing requirements of the relevant Stock Exchanges on the ground that the number of shares to be transferred is less than any specified number.

(j) In case of the death of any one or more Shareholders named in the Register of Members as the joint-holders of any shares, the survivors shall be the only Shareholder(s) recognized by the Company as having any title to or interest in such shares, but nothing therein contained shall be taken to release the estate of a deceased joint-holder from any liability on shares held by him jointly with any other Person.

(k) The Executors or Administrators or holder of the succession certificate or the legal representatives of a deceased Shareholder, (not being one of two or more joint- holders) or his nominee(s), shall be the only Shareholders recognized by the Company as having any title to the shares registered in the name of such Shareholder, and the Company shall not be bound to recognize such Executors or Administrators or the legal representatives unless such Executors or Administrators or legal representatives shall have first obtained probate or letters of administration or succession certificate, as the case may be, from a duly constituted court in India, provided that the Board may in its absolute discretion dispense with production of probate or letters of administration or succession certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under Article 9 (a) of these Articles register the name of any Person who claims to be absolutely entitled to the shares standing in the name of a deceased Shareholder, as a Shareholder.

(l) Subject to the provisions of Articles and the Act, any Person becoming entitled to shares in consequence of the death, lunacy, bankruptcy of any Shareholder or Shareholders, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the shares.

(m) A Person becoming entitled to a share by reason of the death or insolvency of a Shareholder shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the shares, except that he shall not, before being registered as a Shareholder in respect of the shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company.

(I) Provided that the Directors shall, at any time, give notice requiring any such Person to elect either to register himself or to transfer the shares, and if such notice is not complied with within 90 (ninety) days, the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the shares until the requirements of the notice have been complied with.

(II) Where any instrument of transfer of shares has been received by the Company for registration and the transfer of such shares has not been registered by the Company for any reason whatsoever, the Company shall transfer the Dividends in relation to such shares to a unpaid dividend account unless the Company is authorized by the registered holder of such shares, in writing, to pay such Dividends to the transferee and will keep in abeyance any offer of right shares and/or bonus shares in relation to such shares.

(III) In case of transfer and transmission of shares or other securities where the Company has not issued any certificates and where such shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act shall apply.

(n) Before the registration of a transfer, the certificate or certificates of the share or shares to be transferred must be delivered to the Company along with a properly stamped and executed instrument of transfer in accordance with the provisions of Section 56 of the Act.

(o) No fee shall be payable to the Company, in respect of the registration of transfer or transmission of shares, or for registration of any power of attorney, probate, letters of administration or other similar documents.

(p) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(q) The provision of these Articles shall be subject to the applicable provisions of the Act, the Rules and any requirements of Law. Such provisions shall ***mutatis mutandis*** apply to the transfer or transmission by operation of Law to other Securities of the Company.

10. DEMATERIALIZATION OF SECURITIES

(a) Notwithstanding anything contained in these Articles, the Company shall be entitled to dematerialize its existing Securities, rematerialize its Securities held in the Depositories and/or to offer its fresh Securities in a dematerialized form pursuant to the Depositories Act, and the rules framed thereunder, if any.

(b) Subject to the applicable provisions of the Act, the Company may exercise an option to issue, dematerialize, hold the securities (including shares) with a Depository in electronic form and the certificates in respect thereof shall be dematerialized, in which event the rights and obligations of the parties concerned and matters connected therewith or incidental thereto shall be governed by the provisions of the Depositories Act.

(c) If a Person opts to hold his Securities with a Depository, the Company shall intimate such Depository the details of allotment of the Securities and on receipt of the information, the Depository shall enter in its record the name of the allottee as the Beneficial Owner of the Securities.

(d) Securities in Depositories to be in fungible form :

All Securities held by a Depository shall be dematerialized and be held in fungible form. Nothing contained in Sections 88, 89 and 186 of the Act shall apply to a Depository in respect of the Securities held by it on behalf of the Beneficial Owners.

(e) Rights of Depositories & Beneficial Owners :

(I) Notwithstanding anything to the contrary contained in the Act or these Articles, a Depository shall be deemed to be the Regist ered Owner for the purposes of effecting transfer of ownership of Securities on behalf of the Beneficial Owner.

(II) Save as otherwise provided in (i) above, the Depository as the Registered Owner of the Securities shall not have any voting rights or any other rights in respect of the Securities held by it.

(III) Every person holding shares of the Company and whose name is entered as the Beneficial Owner in the records of the Depository shall be deemed to be a Shareholder of the Company.

(IV) The Beneficial Owner of Securities shall, in accordance with the provisions of these Articles and the Act, be entitled to all the rights and subject to all the liabilities in respect of his Securities, which are held by a Depository.

(f) Except as ordered by a court of competent jurisdiction or as may be required by Law required and subject to the applicable provisions of the Act, the Company shall be entitled to treat the person whose name appears on the Register as the holder of any share or whose name appears as the Beneficial Owner of any share in the records of the Depository as the absolute owner thereof and accordingly shall not be bound to recognize any benami trust or equity, equitable contingent, future, partial interest, other claim to or interest in respect of such shares or (except only as by these Articles otherwise expressly provided) any right in respect of a share other than an absolute right thereto in accordance with these Articles, on the part of any other person whether or not it has expressed or implied notice thereof but the Board shall at their sole discretion register any share in the joint names of any two or more persons or the survivor or survivors of them, subject to Article 17(l).

(g) Register and Index of Beneficial Owners:

The Company shall cause to be kept a register and index of members with details of shares and debentures held in materialized and dematerialized forms in any media as may be permitted by Law including any form of electronic media.

The register and index of Beneficial Owners maintained by a Depository under the Depositories Act shall be deemed to be a register and index of members for the purposes of this Act. The Company shall have the power to keep in any state or country outside India a register resident in that state or country.

(h) Cancellation of Certificates upon surrender by Person:

Upon receipt of certificate of securities on surrender by a person who has entered into an agreement with the Depository through a participant, the Company shall cancel such certificates and shall substitute in its record, the name of the Depository as the registered owner in respect of the said Securities and shall also inform the Depository accordingly.

(i) Service of Documents:

Notwithstanding anything contained in the Act or these Articles to the contrary, where Securities are held in a Depository, the records of the beneficial ownership may be served by such Depository on the Company by means of electronic mode or by delivery of floppies or discs.

(j) Transfer of Securities:

(I) Nothing contained in Section 56 of the Act or these Articles shall apply to a transfer of Securities effected by transferor and transferee both of whom are entered as Beneficial Owners in the records of a Depository.

(II) In the case of transfer or transmission of shares or other Securities where the Company has not issued any certificates and where such shares or Securities are being held in any electronic or fungible form in a Depository, the provisions of the Depositories Act shall apply.

(k) Allotment of Securities dealt with in a Depository:

Notwithstanding anything in the Act or these Articles, where Securities are dealt with by a Depository, the Company shall intimate the details of allotment of relevant Securities thereof to the Depository immediately on allotment of such Securities.

(l) Certificate Number and other details of Securities in Depository:

Nothing contained in the Act or these Articles regarding the necessity of having certificate number/distinctive numbers for Securities issued by the Company shall apply to Securities held with a Depository.

(m) Provisions of Articles to apply to Shares held in Depository:

Except as specifically provided in these Articles, the provisions relating to joint holders of shares, calls, lien on shares, forfeiture of shares and transfer and transmission of shares shall be applicable to shares held in Depository so far as they apply to shares held in physical form subject to the provisions of the Depositories Act.

(n) Depository to furnish information:

Every Depository shall furnish to the Company information about the transfer of securities in the name of the Beneficial Owner at such intervals and in such manner as may be specified by Law and the Company in that behalf.

(o) Option to opt out in respect of any such Security:

Subject to compliance with applicable Law, if a Beneficial Owner seeks to opt out of a Depository in respect of any Security, he shall inform the Depository accordingly. The Depository shall on receipt of such information make appropriate entries in its records and shall inform the Company. The Company shall within 30 (thirty) days of the receipt of intimation from a Depository and on fulfilment of such conditions and on payment of such fees as may be specified by the regulations, issue the certificate of securities to the Beneficial Owner or the transferee as the case may be.

(p) Overriding effect of this Article:

Provisions of this Article will have full effect and force not withstanding anything to the contrary or inconsistent contained in any other Articles.

11. FORFEITURE OF SHARES

(a) If any Shareholder fails to pay any call or instalment of a call or any part thereof or any money due in respect of any shares either by way of principal or interest on or before the day appointed for the payment of the same or any such extension thereof as aforesaid, the Board may, at any time thereafter, during such time as the call or instalment or any part thereof or other money remain unpaid or a judgment or decree in respect thereof remain unsatisfied, give notice to such Shareholder or his legal representatives requiring him to pay the same together with any interest that may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

(b) The notice shall name a day, (not being less than 14 (fourteen) days from the date of service of notice), and a place or places on or before which such call or instalment or such part or other money as aforesaid and interest thereon, (at such rate as the Board shall determine and payable from the date on which such call or instalment ought to have been paid), and expenses as aforesaid are to be paid. The notice shall also state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is payable,will be liable to be forfeited.

(c) If the requirements of any such notice as aforesaid are not be complied with, any share in respect of which such notice has been given, may at any time, thereafter before payment of all calls, instalments, other money due in respect thereof, interest and expenses as required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all Dividends declared or any other money payable in respect of the forfeited share and not actually paid before the forfeiture subject to the applicable provisions of the Act.

(d) When any share shall have been so forfeited, notice of the forfeiture shall be given to the Shareholder on whose name it stood immediately prior to the forfeiture or if any of his legal representatives or to any of the Persons entitled to the shares by transmission, and an entry of the forfeiture with the date thereof, shall forthwith be made in the Register of Members, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make any such entry as aforesaid.

(e) Any share so forfeited shall be deemed to be the property of the Company and may be sold; re-allotted, or otherwise disposed of either to the original holder thereof or to any other Person upon such terms and in such manner as the Board shall think fit.

(f) Any Shareholder whose shares have been forfeited shall, cease to be a shareholder of the Company and notwithstanding the forfeiture, be liable to pay and shall forthwith pay to the Company on demand all calls, instalments, interest and expenses and other money owing upon or in respect of such shares at the time of the forfeiture together with interest thereon from the time of the forfeiture until payment at such rate as the Board may determine and the Board may enforce, (if it thinks fit), payment thereof as if it were a new call made at the date of forfeiture.

(g) The forfeiture of a share shall involve extinction at the time of the forfeiture of all interest in all claims and demands against the Company, in respect of the share and all other rights incidental to the share, except only such of these rights as by these Articles are expressly saved.

(h) A duly verified declaration in writing that the declarant is a Director or Secretary of the Company and that a share in the Company has been duly forfeited in accordance with these Articles on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all Persons claiming to be entitled to the shares.

(i) Upon any sale after forfeiture or for enforcing a lien in purported exercise of the powers hereinbefore given, the Board may appoint some Person to execute an instrument of transfer of the shares sold and cause the purchaser's name to be entered in the Register of Members in respect of the shares sold and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Members in respect of such shares, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

(j) Upon any sale, re-allotment or other disposal under the provisions of the preceding Articles, the certificate or certificates originally issued in respect of the relevant shares shall, (unless the same shall on demand by the Company have been previously surrendered to it by the defaulting Shareholder), stand cancelled and become null and void and of no effect and the Board shall be entitled to issue a new certificate or certificates in respect of the said shares to the person or persons entitled thereto.

(k) The Board may, at any time, before any share so forfeited shall have been sold, re- allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as it thinks fit.

(l) The Directors may subject to the provisions of the Act, accept a surrender of any share certificates from or by any Shareholder desirous of surrendering them on such terms as the Directors think fit.

12. ALTERATION OF SHARE CAPITAL

Subject to these Articles and Section 61 of the Act, the Company may, by an Ordinary Resolution in General Meeting from time to time, alter the conditions of its Memorandum as follows, that is to say, it may:

(a) increase its Share Capital by such amount as it thinks expedient;

(b) consolidate and divide all or any of its Share Capital into shares of larger amount than its existing shares:

(c) Provided that no consolidation and division which results in changes in the voting percentage of Shareholders shall take effect unless it is approved by the Tribunal on an application made in the prescribed manner;

(d) convert all or any of its fully Paid up shares into stock, and reconvert that stock into fully Paid up shares of any denomination;

(e) sub-divide its existing Shares, or any of them, into shares of smaller amount than is fixed by the Memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(f) cancel its Shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its Share Capital by the amount of the shares so cancelled. Cancellation of shares in pursuance of this Article shall not be deemed to be reduction of Share Capital within the meaning of the Act.

13. REDUCTION OF SHARE CAPITAL

The Company may, subject to the applicable provisions of the Act, from time to time by a Special Resolution, reduce its Capital, any capital redemption reserve account and the securities premium account in any manner for the time being authorized by Law. This Article is not to derogate any power the Company would have under Law, if it were omitted.

14. POWER OF COMPANY TO PURCHASE ITS OWN SECURITIES

Pursuant to a resolution of the Board or a Special Resolution of the Shareholders, as required under the Act, the Company may purchase its own Equity Shares or other Securities, as may be specified by the Act read with Rules made there under from time to time, by way of a buy- back arrangement, in accordance with Sections 68, 69 and 70 of the Act, the Rules and subject to compliance with the applicable Laws.

15. POWER TO MODIFY RIGHTS

(a) Where, the Capital, is divided (unless otherwise provided by the terms of issue of the shares of that class) into different classes of shares, all or any of the rights and privileges attached to each class may be varied, subject to the provisions of Section 48 of the Act and applicable Laws, and whether or not the Company is being wound up, be varied provided the same is affected with consent in writing of the holders of not less than three-fourths of the issued shares of that class or by way of a Special Resolution passed at a separate meeting of the holders of the issued shares of that class.

(b) To every such separate meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be at least two persons holding at least one-third of the issued shares of the class in question.

(c) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

16. REGISTERS TO BE MAINTAINED BY THE COMPANY

(a) The Company shall, in terms of the provisions of Section 88 of the Act, cause to be kept the following registers in terms of the applicable provisions of the Act

(I) A Register of Members indicating separately for each class of Equity Shares and preference shares held by each Shareholder residing in or outside India;

(II) A register of Debenture holders; and

(III) A register of any other security holders.

(b) The Company may keep in any country outside India, a part of the registers referred above, called "foreign register" containing names and particulars of the Shareholders, Debenture holders or holders of other Securities or beneficial owners residing outside India.

(c) The registers mentioned in this Article shall be kept and maintained in the manner prescribed under the Companies (Management and Administration) Rules, 2014.

17. SHARES AND SHARE CERTIFICATES

(a) The Company shall issue, re-issue and issue duplicate share certificates in accordance with the provisions of the Act and in the form and manner prescribed under the Companies (Share Capital and Debentures) Rules, 2014.

(b) A duplicate certificate of shares may be issued, if such certificate:

(I) is proved to have been lost or destroyed; or

(II) has been defaced, mutilated or torn; and is surrendered to the Company.

(c) The Company shall be entitled to dematerialise its existing Shares, rematerialise its Shares held in the depository and/or to offer its fresh shares in a dematerialised form pursuant to the Depositories Act, and the regulations framed there under, if any.

(d) If any certificate be worn out, defaced, mutilated or torn or if there be no further space on the back thereof for endorsement of transfer, then upon production and surrender thereof to the Company, a new certificate may be issued in lieu thereof, and if any certificate is lost or destroyed then upon proof thereof to the satisfaction of the Company and on execution of such indemnity as the Company deems adequate, being given, a new Certificate in lieu thereof shall be given to the party entitled to such lost or destroyed Certificate. Every Certificate under the Articles shall be issued without payment of fees if the Directors so decide, or on payment of such fees (not exceeding rupees fifty for each certificate) as the Directors shall prescribe. Provided that, no fee shall be charged for issue of a new certificate in replacement of those which are old, defaced or worn out or where there is no further s pace on the back thereof for endorsement of transfer.

Provided that notwithstanding what is stated above, the Directors shall comply with the applicable provisions of the Act and Law.

(e) The provisions of this Article shall mutatis mutandis apply to Debent ures and other Securities of the Company.

(f) When a new share certificate has been issued in pursuance of sub-article (e) of this Article, it shall be in the form and manner stated under the Companies (Share Capital and Debentures) Rules, 2014.

(g) All blank forms to be used for issue of share certificates shall be printed and the printing shall be done only on the authority of a resolution of the Board. The blank forms shall be consecutively machine–numbered and the forms and the blocks, engravings, facsimiles and hues relating to the printing of such forms shall be kept in the custody of the Secretary or of such other person as the Board may authorize for the purpose and the Secretary or the other person aforesaid shall be responsible for rendering an account of these forms to the Board. Every forfeited or surrendered share held in material form shall continue to bear the number by which the same was originally distinguished.

(h) The Secretary of the Company shall be responsible for the maintenance, preservation and safe custody of all books and documents relating to the issue of share certificates including the blank forms of the share certificate referred to in sub- article (g) of this Article.

(i) All books referred to in sub-article (h) of this Article, shall be preserved in the manner specified in the Companies (Share Capital and Debentures) Rules, 2014.

(j) The details in relation to any renewal or duplicate share certificates shall be entered into the register of renewed and duplicate share certificates, as prescribed under the Companies (Share Capital and Debentures) Rules, 2014.

(k) If any Shares stands in the names of 2 (two) or more Persons, the Person first named in the Register of Members shall as regards receipt of Dividends or bonus, or service of notices and all or any other matters connected with the Company except voting at meetings and the transfer of shares, be deemed the sole holder thereof, but the joint holders of such Shares shall be severally as well as jointly liable for the payment of all deposits, instalments and calls due in respect of such Shares, and for all incidents thereof according to these Articles.

(l) Except as ordered by a court of competent jurisdiction or as may be required by Law, the Company shall be entitled to treat the Shareholder whose name appears on the Register of Members as the holder of such Equity Shares or whose name appears as the beneficial owner of such Equity Shares in the records of the Depository, as the absolute owner thereof and accordingly shall not be bound to recognise any benami, trust or equity or equitable, contingent or other claim to or interest in such Equity Shares on the part of any other Person whether or not such Shareholder shall have express or implied notice thereof. The Board shall be entitled at their sole discretion to register any Equity Shares in the joint names of any 2 (two) or more Persons or the survivor or survivors of them. The Company shall not be bound to register more than 3 (three) persons as the joint holders of any share except in the case of executors or trustees of a deceased member.

18. SHARES AT THE DISPOSAL OF THE DIRECTORS

(a) Subject to the provisions of Section 62 and other applicable provisions of the Act, and these Articles, the shares in the Capital of the Company for the time being (including any shares forming part of any increased Capital of the Company) shall be under the control of the Board who may issue, allot or otherwise dispose of the same or any of them to Persons in such proportion and on such terms and conditions and either at a premium or at par at such time as they may, from time to time, think fit.

(b) Subject to applicable Law, the Directors are hereby authorised to issue Equity Shares or Debentures (whether or not convertible into Equity Shares) for offer and allotment to such of the officers, employees and workers of the Company as the Directors may decide or the trustees of such trust as may be set up for the benefit of the officers, employees and workers in accordance with the terms and conditions of such scheme, plan or proposal as the Directors may formulate. Subject to the consent of the Stock Exchanges and SEBI, the Directors may impose the condition that the shares in or debentures of the Company so allotted shall not be transferable for a specified period.

(c) If, by the conditions of allotment of any share, the whole or part of the amount thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who, for the time being, shall be the registered holder of the shares or by his executor or administrator.

(d) Every Shareholder, or his heirs, Executors, or Administrators shall pay to the Company, the portion of the Capital represented by his share or shares which may for the time being remain unpaid thereon in such amounts at such time or times and in such manner as the Board shall from time to time in accordance with the Articles require or fix for the payment thereof.

(e) In accordance with Section 56 and other applicable provisions of the Act and the Rules:

(I) Every Shareholder or allottee of shares shall be entitled without payment, to receive one or more certificates specifying the name of the Person in whose favour it is issued, the shares to which it relates and the amount paid up thereon. Such certificates shall be issued only in pursuance of a resolution passed by the Board and on surrender to the Company of its letter of allotment or its fractional coupon of requisite value, save in cases of issue of share certificates against letters of acceptance or of renunciation, or in cases of issue of bonus shares. Such share certificates shall also be issued in the event of consolidation or sub-division of shares of the Company. Every such certificate shall be issued in the manner prescribed under section 46 of the Act and the Rules framed thereunder. Particulars of every share certificate issued shall be entered in the Register of Members against the name of the Person, to whom it has been issued, indicating the date of issue. A certificate issued under the Seal of the Company, if any, or signed by two Directors or by a Director and the Secretary, specifying the Shares held by any Person shall be prima facie evidence of the title of the Person to such Shares. Where the Shares are held in depository form, the record of Depository shall be the prima facie evidence of the interest of the beneficial owner.

(II) Every Shareholder shall be entitled, without payment, to one or more certificates, in marketable lots, for all the shares of each class or denomination registered in his name, or if the Directors so approve (upon paying such fee as the Directors may from time to time determine) to several certificates, each for one or more of such shares and the Company shall complete and have ready for delivery such certificates within 2 (two) months from the date of allotment in case of Shares and 6 (six) months from the date of allotment in case of Debentures, or within 1 (one) month of the receipt of instrument of transfer, transmission, sub-division, consolidation or renewal of its shares as the case may be. Every certificate of shares shall be in the form and manner as specified in Article 17 above and in respect of a share or shares held jointly by several Persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate of shares to the first named joint holders shall be sufficient delivery to all such holders. For any further certificate, the Board shall be entitled but shall not be bound, to prescribe a charge not exceeding Rs. 20 (Rupees 20).

(III) the Board may, at their absolute discretion, refuse any applications for the sub-division of share certificates or Debenture certificates, into denominations less than marketable lots except where sub-division is required to be made to comply with any statutory provision or an order of a competent court of law or at a request from a Shareholder or to convert holding of odd lot into transferable/marketable lot. Where share certificates are issued in either more or less than marketable lots, sub-division or consolidation of share certificates into marketable lots shall be done free of charge.

(IV) A Director may sign a share certificate by affixing his signature thereon by means of any machine, equipment or other mechanical means, such as engraving in metal or lithography, but not by means of a rubber stamp, provided that the Director shall be responsible for the safe custody of such machine, equipment or other material used for the purpose.

19. UNDERWRITING AND BROKERAGE

(a) Subject to the applicable provisions of the Act, the Company may at any time pay a commission to any person in connection with the subscription or procurement of subscription to its securities, whether absolute or conditional, for any shares or Debentures in the Company in accordance with the provisions of the Companies (Prospectus and Allotment of Securities) Rules, 2014.

(b) The Company may also, on any issue of shares or Debentures, pay such reasonable brokerage as may be lawful.

20. FURTHER ISSUE OF SHARE CAPITAL

(a) Where at any time, the Company proposes to increase its subscribed capital by the issue of further shares, such shares shall be offered—

(I) to persons who, at the date of the offer, are holders of Equity Shares of the Company in proportion, as nearly as circumstances admit, to the Paid up Share Capital on those shares by sending a letter of offer subject to the following conditions, namely:

A. the offer shall be made by notice specifying the number of shares offered and limiting a time not being less than 15 (fifteen) days and not exceeding 30 (thirty) days from the date of the offer within which the offer, if not accepted, shall be deemed to have been declined;

B. the offer aforesaid shall be deemed to include a right exercisable by the Person concerned to renounce the shares offered to him or any of them in favour of any other Person; and the notice referred to in Article 20(a)(i)A above shall contain a statement of this right;

C. after the expiry of the time specified in the notice aforesaid, or on receipt of earlier intimation from the Person to whom such notice is given that he declines to accept the shares offered, the Board may dispose of them in such manner which is not disadvantageous to the Shareholders and the Company.

(II) to employees under a scheme of employees' stock option, subject to Special Resolution passed by the Company and subject to the Rules and such other conditions, as may be prescribed under Law; or

(III) to any persons, if it is authorised by a Special Resolution, whether or not those Persons include the Persons referred to in sub-articles (i) or Article (ii) above, either for cash or for a consideration other than cash, if the price of such shares is determined by the valuation report of a registered valuer subject to the Rules and such other conditions, as may be prescribed under Law.

(b) The notice referred to in sub-clause A of Article 20(a)(i)(A) shall be dispatched through registered post or speed post or through electronic mode to all the existing Shareholders at least 3 (three) days before the opening of the issue.

(c) Nothing in this Article shall apply to the increase of the subscribed capital of a Company caused by the exercise of an option as a term attached to the Debentures issued or loan raised by the Company to convert such Debentures or loans into shares in the Company:

Provided that the terms of issue of such Debentures or loan containing such an option have been approved before the issue of such Debentures or the raising of loan by a Special Resolution passed by the Company in a General Meeting.

(d) The provisions contained in this Article shall be subject to the provisions of Section 42 and Section 62 of the Act and the Rules.

21. NOMINATION BY SECURITIES HOLDERS

(a) Every holder of Securities of the Company may, at any time, nominate, in the manner prescribed under the Companies (Share Capital and Debentures) Rules, 2014, a Person as his nominee in whom the Securities of the Company held by him shall vest in the event of his death.

(b) Where the Securities of the Company are held by more than one Person jointly, the joint holders may together nominate, in the manner prescribed under the Companies (Share Capital and Debentures) Rules, 2014, a Person as their nominee in whom all the rights in the Securities of the Company shall vest in the event of death of all the joint holders.

(c) Notwithstanding anything contained in any other Law for the time being in force or in any disposition, whether testamentary or otherwise, in respect of the Securities of the Company, where a nomination made in the manner prescribed under the Companies (Share Capital and Debentures) Rules, 2014, purports to confer on any Person the right to vest the Securities of the Company, the nominee shall, on the death of the holder of Securities of the Company or, as the case may be, on the death of the joint holders become entitled to all the rights in Securities of the holder or, as the case may be, of all the joint holders, in relation to such Securities of the Company to the exclusion of all other Persons, unless the nomination is varied or cancelled in the prescribed manner under the Companies (Share Capital and Debentures) Rules, 2014.

(d) Where the nominee is a minor, the holder of the Securities concerned, can make the nomination to appoint in prescribed manner under the Companies (Share Capital and Debentures) Rules, 2014, any Person to become entitled to the Securities of the Company in the event of his death, during the minority.

(e) The transmission of Securities of the Company by the holders of such Securities and transfer in case of nomination shall be subject to and in accordance with the provisions of the Companies (Share Capital and Debentures) Rules, 2014.

22. NOMINATION FOR DEPOSITS

A security holder may, at any time, make a nomination and the provisions of Section 72 of the Act shall, as far as may be, apply to the nominations made in relation to the deposits made subject to the provisions of the Rules as may be prescribed in this regard.

23. NOMINATION IN CERTAIN OTHER CASES

Subject to the applicable provisions of the Act and these Articles, any person becoming entitled to Securities in consequence of the death, lunacy, bankruptcy or insolvency of any holder of Securities, or by any lawful means other than by a transfer in accordance with these Articles, may, with the consent of the Board (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article or of such title as the Board thinks sufficient, either be registered himself as the holder of the Securities or elect to have some Person nominated by him and approved by the Board registered as such holder; provided nevertheless that, if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Securities.

24. BORROWING POWERS

(a) Subject to the provisions of Sections 73, 179 and 180, and other applicable provisions of the Act and these Articles, the Board may, from time to time, at its discretion by resolution passed at the meeting of a Board :

(I) accept or renew deposits from Shareholders;

(II) borrow money by way of issuance of Debentures ;

(III) borrow money otherwise than on Debentures;

(IV) accept deposits from Shareholders either in advance of calls or otherwise; and

(V) generally raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company.

Provided, however, that where the money to be borrowed together with the money already borrowed (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) exceed the aggregate of the Paid-up capital of the Company and its free reserves (not being reserves set apart for any specific purpose), the Board shall not borrow such money without the consent of the Company by way of a Special Resolution in a General Meeting.

(b) Subject to the provisions of these Articles, the payment or repayment of money borrowed as aforesaid may be secured in such manner and upon such terms and conditions in all respects as the resolution of the Board (not by circular resolution) shall prescribe including by the issue of bonds, perpetual or redeemable Debentures or debenture–stock, or any mortgage, charge, hypothecation, pledge, lien or other security on the undertaking of the whole or any part of the property of the Company (including its uncalled Capital), both present and future. and Debentures and other Securities may be assignable free from any equities between the Company and the Person to whom the same may be issued.

(c) Subject to the applicable provisions of the Act and these Articles, any bonds, Debentures, debenture-stock or other Securities may if permissible in Law be issued at a discount, premium or otherwise by the Company and shall with the consent of the Board be issued upon such terms and conditions and in such manner and for such consideration as the Board shall consider to be for the benefit of the Company, and on the condition that they or any part of them may be convertible into Equity Shares of any denomination, and with any privileges and conditions as to the redemption, surrender, allotment of shares, appointment of Directors or otherwise. Provided that Debentures with rights to allotment of or conversion into Equity Shares shall not be issued except with, the sanction of the Company in General Meeting accorded by a Special Resolution.

(d) The Board shall cause a proper Register to be kept in accordance with the provisions of Section 85 of the Act of all mortgages and charges specifically affecting the property of the Company; and shall cause the requirements of the relevant provisions of the Act in that behalf to be duly complied with within the time prescribed under the Act or such extensions thereof as may be permitted under the Act, as the case may be, so far as they are required to be complied with by the Board. Company shall have the power to keep in any state or country outside India a branch register of debenture holders resident in that state or country.

(e) Any capital required by the Company for its working capital and other capital funding requirements may be obtained in such form as decided by the Board from time to time.

(f) The Company shall also comply with the provisions of the Companies (Registration of Charges) Rules, 2014 in relation to the creation and registration of aforesaid charges by the Company.

25. SHARE WARRANTS

(a) Share warrants may be issued as per the provisions of applicable Law.

(b) Power to issue share warrants

The Company may issue share warrants subject to, and in accordance with the provisions of the Act, and accordingly the Board may in its discretion, with respect to any share which is fully paid-up on application in writing signed by the persons registered as holder of the share, and authenticated, by such evidence (if any) as the Board may, from time to time, require as to the identity of the person signing the application, and on receiving the certificate (if any) of the share, and the amount of the stamp duty on the warrant and such fee as the Board may from time to time require, issue a share warrant.

(c) Deposit of share warrant

(I) The bearer of a share warrant may at any time deposit the warrant at the office of the Company, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending, and voting and exercising the other privileges of a Member at any meeting held after the expiry of two clear days from the time of deposit as if his name were inserted in the Register of Members as the holder of the share included in the deposited warrant.

(II) Not more than one person shall be recognised as depositor of the share warrant.

(III) The Company shall, on two days' written notice, return the deposited share warrant to the depositor.

(d) Privileges and disabilities of the holders of share warrant

(I) Subject as herein otherwise expressly provided, no person shall, as bearer of a share warrant sign a requisition for calling a meeting of the Company, or attend or vote or exercise any other privileges of a Member at a meeting of the Company, or be entitled to receive any notices from the Company.

(II) The bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he was named in the Register of Members as the holder of the share included in the warrant, and shall be a Member of the Company.

(e) Issue of new Share W arrant or Coupon

The Board may, from time to time, make rules as to the terms on which (if it shall think fit) a new share warrant or coupon may be issued by way of renewal in case of defacement, loss or destruct.

26. CONVERSION OF SHARES INTO STOCK AND RECONVERSION

(a) The Company in General Meeting may, by Ordinary Resolution, convert any Paid-up shares into stock and when any shares shall have been converted into stock, the several holders of such stock may henceforth transfer their respective interest therein, or any part of such interests, in the same manner and subject to the same regulations as those subject to which shares from which the stock arose might have been transferred, if no such conversion had taken place or as near thereto as circumstances will admit. The Company may, by an Ordinary Resolution, at any time reconvert any stock into Paid-up shares of any denomination. Provided that the Board may, from time to time, fix the minimum amount of stock transferable, so however such minimum shall not exceed the nominal account from which the stock arose.

(b) The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards Dividends, voting at meetings of the Company, and other matters, as if they held the shares from which the stock arose, but no such privileges or advantages, (except participation in the Dividends and profits of the Company and in the assets on winding-up), shall be conferred by an amount of stock which would not, if existing in shares, have conferred that privilege or advantage.

(c) Where the shares are converted into stock, such of the Articles as are applicable to paid-up shares shall apply to stock and the words "share" and "shareholder" in those regulations shall include "stock" and "stock -holder" respectively.

27. CAPITALISATION OF PROFITS

The Company in General Meeting may, upon the recommendation of the Board, resolve:

(a) that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the Company's profit and loss account or otherwise, as available for distribution, and

(b) that such sum be accordingly set free from distribution in the manner specified herein below in sub-article (c) as amongst the Shareholders who would have been entitled thereto, if distributed by way of Dividends and in the same proportions.

(c) The sum aforesaid shall not be paid in cash but shall be applied either in or towards:

(I) paying up any amounts for the time being unpaid on any shares held by such Shareholders respectively;

(II) paying up in full, un-issued shares of the Company to be allotted, distributed and credited as fully Paid up, to and amongst such Shareholders in the proportions aforesaid; or

(III) partly in the way specified in sub-article (i) and partly in the way specified in sub-article (ii).

(d) A securities premium account may be applied as per Section 52 of the Act, and a capital redemption reserve account may, duly be applied in paying up of unissued shares to be issued to Shareholders of the Company as fully paid bonus shares.

28. RESOLUTION FOR CAPITALISATION OF RESERVES AND ISSUE OF FRACTIONAL CERTIFICATE

(a) The Board shall give effect to a Resolution passed by the Company in pursuance of this Article 28.

(b) Whenever such a Resolution as aforesaid shall have been passed, the Board shall:

(I) make all appropriation and applications of undivided profits (resolved to be capitalized thereby), and all allotments and issues of fully paid shares or Securities, if any; and

(II) generally do all acts and things required to give effect thereto.

(c) The Board shall have full power:

(I) to make such provisions, by the issue of fractional certificates or by payments in cash or otherwise as it thinks fit, in the case of shares or debentures becoming distributable in fraction; and

(II) to authorize any person, on behalf of all the Shareholders entitled thereto, to enter into an agreement with the Company providing for the allotment to such Shareholders, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalization or (as the case may require) for the payment of by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any parts of the amounts remaining unpaid on the shares.

(d) Any agreement made under such authority shall be effective and binding on all such shareholders.

29. ANNUAL GENERAL MEETING

In accordance with the provisions of Section 96 of the Act, the Company shall in each year hold a General Meeting specified as its Annual General Meeting and shall specify the meeting as such in the notices convening such meetings. Further, subject to the provisions of the Act, not more than 15 (fifteen) months' gap shall elapse between the date of one Annual General Meeting and that of the next. All General Meetings other than Annual General Meetings shall be Extraordinary General Meetings.

30. WHEN ANNUAL GENERAL MEETING TO BE HELD

Nothing contained in the foregoing provisions shall be taken as affecting the right conferred upon the Registrar under the provisions of Section 96 (1) of the Act to extend the time within which any Annual General Meeting may be held.

31. VENUE, DAY AND TIME FOR HOLDING ANNUAL GENERAL MEETING

(a) Every Annual General Meeting shall be called during business hours as specified under the Act or Rules on a day that is not a national holiday, and shall be held at the Office of the Company or at some other place within the city, town or village in which the Office of the Company is situated, as the Board may determine and the notices calling the Meeting shall specify it as the Annual General Meeting.

(b) Every Shareholder of the Company shall be entitled to attend the Annual General Meeting either in person or by proxy and the Auditor of the Company shall have the right to attend and to be heard at any General Meeting which he attends on any part of the business which concerns him as Auditor. At every Annual General Meeting of the Company there shall be laid on the table, the Directors' Report and Audited Statement of Accounts, Auditors' Report, (if not already incorporated in the Audited Statement of Accounts), the proxy Register with proxies and the Register of Directors' shareholdings which latter Register shall remain open and accessible during the continuance of the Meeting.The Board shall cause to be prepared the Annual Return and forward the same to the Registrar, in accordance with Sections 92 and 137 of the Act. The Directors are also entitled to attend the Annual General Meeting.

32. NOTICE OF GENERAL MEETINGS

(a) Number of days' notice of General Meeting to be given : A General Meeting of the Company may be called by giving not less than 21 (twenty one) days clear notice in writing or in electronic mode, excluding the day on which notice is served or deemed to be served. However, a General Meeting may be called after giving shorter notice if consent is given in writing or by electronic mode by not less than 95 (ninety five) percent of the Shareholders entitled to vote at that meeting.

The notice of every meeting shall be given to :

(I) every Shareholder, legal representative of any deceased Shareholder or the assignee of an insolvent member of the Company,

(II) Auditor or Auditors of the Company, and

(III) All Directors.

The accidental omission to give any such notice as aforesaid to any of t he Shareholders, or the non-receipt thereof, shall not invalidate any resolution passed at any such meeting.

(b) Notice of meeting to specify place, etc., and to contain statement of business : Notice of every meeting of the Company shall specify the place, date, day and hour of the meeting, and shall contain a statement of the business to be transacted thereat shall be given in the manner prescribed under Section 102 of the Act.

(c) Contents and manner of service of notice and Persons on whom it is to be served : Every notice may be served by the Company on any Shareholder thereof either in writing or through electronic mode as presc ribed in the Act and relevant Rules thereunder personally or by sending it by post to their/its registered address in India and if there be no registered address in India, to the address supplied by the Shareholder to the Company for giving the notice to the Shareholder.

(d) Special Business : Subject to the applicable provisions of the Act, where any items of business to be transacted at the meeting are deemed to be special, there shall be annexed to the notice of the meeting a statement setting out all material facts concerning each item of business including any particular nature of the concern or interest if any therein of every Director or manager (as defined under the provisions of the Act), if any or key managerial personnel (as defined under the provisions of the Act) or the relatives of any of the aforesaid and where any item of special business relates to or affects any other company, the extent of shareholding interest in that other company of every Director or manager (as defined under the provisions of the Act), if any or key managerial personnel (as defined under the provisions of the Act) or the relatives of any of the aforesaid of the first mentioned company shall also be set out in the statement if the extent of such interest is not less than 2 per cent of the paid up share capital of that other company. All business transacted at any meeting of the Company shall be deemed to be special. In case of an Annual General Meeting of the Company, all business to be transacted thereat shall be deemed to be special with the exception of the business specified in Section 102 of the Act.

(e) Resolution requiring Special Notice: With regard to resolutions in respect of which special notice is required to be given by the Act, a special notice shall be given as required by Section 115 of the Act.

(f) Notice of Adjourned Meeting when necessary: When a meeting is adjourned for 30 (thirty) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting in accordance with the applicable provisions of the Act.

(g) Notice when not necessary: Save as aforesaid, and as provided in Section 103 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

(h) The notice of the General Meeting shall comply with the provisions of Companies (Management and Administration) Rules, 2014.

33. REQUISITION OF EXTRAORDINARY GENERAL MEETING

(a) The Board may, whenever it thinks fit, call an Extraordinary General Meeting or it shall do so upon a requisition received from such number of Shareholders who hold, on the date of receipt of the requisition, not less than one-tenth of such of the Paid up Share Capital of the Company as on that date carries the right of voting and such meeting shall be held at the Office or at such place and at such time as the Board thinks fit.

(b) Any valid requisition so made by Shareholders must state the object or objects of the meeting proposed to be called, and must be signed by the requisitionists and be deposited at the Office; provided that such requisition may consist of several documents in like form each signed by one or more requisitionists.

(c) Upon the receipt of any such valid requisition, the Board shall forthwith call an Extraordinary General Meeting and if they do not proceed within 21 (twenty -one) days from the date of the requisition being deposited at the Office to cause a meeting to be called on a day not later than 45 (forty-five) days from the date of deposit of the requisition, the requisitionists or such of their number as represent either a majority in value of the Paid up Share Capital held by all of them or not less than one-tenth of such of the Paid-up Share Capital of the Company as is referred to in Section 100 of the Act, whichever is less, may themselves call the meeting, but in either case any meeting so called shall be held within three months from the date of the delivery of the requisition as aforesaid.

(d) Any meeting called under the foregoing sub-articles by the requisitionists, shall be called in the same manner, as nearly as possible, as that in which a meeting is to be called by the Board.

(e) No General Meeting, Annual or Extraordinary, shall be competent to enter into, discuss or transact any business which has not been mentioned in the notice or notices by which it was convened.

(f) The Extraordinary General Meeting called under this Article shall be subject to and in accordance with the provisions under the Act read with the Companies (Management and Administration) Rules, 2014.

34. NO BUSINESS TO BE TRANSACTED IN GENERAL MEETING IF QUORUM IS NOT PRESENT

The quorum for the Shareholders' Meeting shall be in accordance with Section 103 of the Act. Subject to the provisions of Section 103(2) of the Act, if such a quorum is not present within half an hour from the time set for the Shareholders' Meeting, the meeting if convened by or upon the requisition of Members, shall stand dissolved but in case of any other Shareholders' Meeting shall be adjourned to the same day in the next week or if that day is a public holiday until the next succeeding day which is not a public holiday at the same time and place or to such other day at such other time and place as the Board may determine and the agenda for the adjourned Shareholders' Meeting shall remain the same. If at such adjourned meeting also, a quorum is not present, at the expiration of half an hour from the time appointed for holding the meeting, the members present shall be a quorum, and may transact the business for which the meeting was called.

35. CHAIRMAN

The Chairman of the Board shall be entitled to take the Chair at every General Meeting, whether Annual or Extraordinary. If there is no such Chairman of the Board or if at any meeting he shall not be present within fifteen minutes of the time appointed for holding such meeting or if he is unable or unwilling to take the Chair, then the Directors present shall elect one of them as Chairman. If no Director is present or if all t he Directors present decline to take the Chair, then the Shareholders present shall elect one of their members to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the Chair is vacant.

36. CHAIRMAN CAN ADJOURN THE GENERAL MEETING

The Chairman may, with the consent given in the meeting at which a quorum is present (and if so directed by the meeting) adjourn the General Meeting from time to time and from place to place within the city, town or village in which the Office of the Company is situate but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

37. DEMAND FOR POLL

(a) At any General Meeting, a resolution put to the vote of the General Meeting shall, unless a poll is demanded in accordance with the Act, be decided in the manner set out in the Act. Before or on the declaration of the result of the voting on any resolution by a show of hands, a poll may be carried out in accordance with the applicable provisions of the Act or the voting is carried out electronically. Unless a poll is demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the Minute Book of the Company shall be conclusive evidence of the fact, of passing of such resolution or otherwise.

(b) In the case of equal votes, the Chairman shall both on a show of hands and at a poll, (if any), have a casting vote in addition to the vote or votes to which he may be entitled as a Shareholder.

(c) If a poll is demanded as aforesaid, the same shall subject to anything stated in these Articles be taken at such time, (not later than forty-eight hours from the time when the demand was made), and place within the city, town or village in which the Office of the Company is situate and either by a show of hands or by ballot or by postal ballot, as the Chairman shall direct and either at once or after an interval or adjournment, or otherwise and the result of the poll shall be deemed to be the decision of the meeting at which the poll was demanded. Any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The demand for a poll may be withdrawn at any time by the Person or Persons who made the demand.

(d) Where a poll is to be taken, the Chairman of the meeting shall appoint such number of scrutinizers as prescribed under the Act and Rules to scrutinise the votes given on the poll and to report thereon to him. The Chairman shall have power at any time before the result of the poll is declared, to remove a scrutinizer from office and fill vacancies in the office of scrutinizer arising from such removal or from any other cause.

(e) Any poll duly demanded on the election of a Chairman of a meeting or any question of adjournment, shall be taken at the meeting forthwith.

(f) The demand for a poll except on the question of the election of the Chairman and of an adjournment shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

(g) No report of the proceedings of any General Meeting of the Company shall be circulated or advertised at the expense of the Company unless it includes the matters required by these Articles or Section 118 of the Act to be contained in the Minutes of the proceedings of such meeting.

(h) The Shareholders will do nothing to prevent the taking of any action by the Company or act contrary to or with the intent to evade or defeat the terms as contained in these Articles.

38. PASSING RESOLUTIONS BY POSTAL BALLOT

(a) Notwithstanding any of the provisions of these Articles, the Company may, and in the case of resolutions relating to such business as notified under the Companies (Management and Administration) Rules, 2014, as amended, or other Law required to be passed by postal ballot, shall get any resolution passed by means of a postal ballot, instead of transacting the business in the General Meeting of the Company. Also, the Company may, in respect of any item of business other than ordinary business and any business in respect of which Directors or Auditors have a right to be heard at any meeting, transact the same by way of postal ballot.

(b) Where the Company decides to pass any resolution by resorting to postal ballot, it shall follow the procedures as prescribed under Section 110 of the Act and the Companies (Management and Administration) Rules, 2014, as amended from time.

39. VOTES OF MEMBERS

(a) No Shareholder shall be entitled to vote either personally or by proxy at any General Meeting or meeting of a class of Shareholders either upon a show of hands or upon a poll in respect of any shares registered in his name on which calls or other sums presently payable by him have not been paid or in regard to which the Company has exercised any right of lien.

(b) Subject to the provisions of these Articles, without prejudice to any special privilege or restrictions as to voting for the time being attached to any class of shares for the time being forming a part of the Capital of the Company, every Shareholder not disqualified by the last preceding Article, shall be entitled to be present, and to speak and vote at such meeting, and on a show of hands, every Shareholder present in person shall have one vote and upon a poll, the voting right of such Shareholder present, either in person or by proxy, shall be in proportion to his share of the Paid Up Share Capital of the Company held alone or jointly with any other Person or Persons.

Provided however, if any Shareholder holding Preference shares be present at any meeting of the Company, save as provided in Section 47(2) of the Act, he shall have a right to vote only on resolutions placed before the Meeting, which directly affect the rights attached to his preference shares.

(c) On a poll taken at a meeting of the Company, a Shareholder entitled to more than one vote, or his proxy, or any other Person entitled to vote for him (as the case may be), need not, if he votes, use or cast all his votes in the same way.

(d) A Shareholder of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, through a committee or through his legal guardian; and any such committee or guardian may, on a poll vote by proxy. If any Shareholder be a minor his vote i n respect of his Share(s) shall be exercised by his guardian(s), who may be selected (in case of dispute) by the Chairman of the meeting.

(e) If there be joint registered holders of any shares, any one of such Persons may vote at any meeting or may appoint another Person, (whether a Shareholder or not) as his proxy in respect of such shares, as if he were solely entitled thereto; but the proxy so appointed shall not have any right to speak at the meeting and if more than one of such joint-holders be present at any meeting, then one of the said Persons so present whose name stands higher in the Register of Members shall alone be entitled to speak and to vote in respect of such shares, but the other joint - holders shall be entitled to be present at the meeting. Executors or Administrators of a deceased Shareholder in whose name shares stand shall for the purpose of these Articles be deemed joint-holders thereof.

(f) Subject to the provision of these Articles, votes may be given personally or by an attorney or by proxy. A body corporate, whether or not a Company within the meaning of the Act, being a Shareholder may vote either by a proxy or by a representative duly authorised in accordance with Section 113 of the Act and such representative shall be entitled to exercise the same rights and powers, (including the right to vote by proxy), on behalf of the body corporate which he represents as that body could have exercised if it were an individual Shareholder.

(g) Any Person entitled to transfer any shares of the Company may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight hours at least before the time of holding the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his right to such shares and give such indemnity (if any) as the Board may require unless the Board shall have previously admitted his right to vote at such meeting in respect thereof.

(h) Every proxy, (whether a Shareholder or not), shall be appointed in writing under the hand of the appointer or his attorney, or if such appointer is a corporation under the seal of such corporation or be signed by an officer or an attorney duly authorised by it, and any committee or guardian may appoint proxy. The proxy so appointed shall not have any right to speak at a meeting.

(i) An instrument of proxy may appoint a proxy either for (i) the purposes of a particular meeting (as specified in the instrument) or (ii) for any adjournment thereof or (iii) it may appoint a proxy for the purposes of every meeting of the Company, or (iv) of every meeting to be held before a date specified in the instrument for every adjournment of any such meeting.

(j) A Shareholder present by proxy shall be entitled to vote only on a poll.

(k) Every instrument of proxy whether for a specified meeting or otherwise should, as far as circumstances admit, be in any of the forms set out under Section 105 and other provisions of the Act and in the Companies (Management and Administration) Rules, 2014.

(l) A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal, or revocation of the proxy or of any power of attorney under which such proxy was signed, or the transfer of the Share in respect of which the vote is given, provided that no intimation in writing of the death, revocation or transfer shall have been received at the Office before the meeting.

(m) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

(n) The Chairman of any meeting shall be the sole judge of the validity of every vote tendered at such meeting. The Chairman present at the taking of a poll shall be in the sole judge of the validity of every vote tendered at such poll.

(I) The Company shall cause minutes of the proceedings of every General Meeting to be kept by making within 30 (thirty) days of the conclusion of every such meeting concerned, entries thereof in books kept for that purpose with their pages consecutively numbered.

(II) Each page of every such book shall be initialled or signed and the last page of the record of proceedings of each meeting in such book shall be dated and signed by the Chairman of the same meeting within the aforesaid period of 30 (thirty) days or in the event of the death or inability of that Chairman within that period, by a Director duly authorised by the Board for that purpose.

(III) The Minutes of each meeting shall contain a fair and correct summary of the proceedings thereat.

(IV) All appointments of Directors of the Company made at any meeting aforesaid shall be included in the minutes of the meeting.

(V) Nothing herein contained shall require or be deemed to require the inclusion in any such Minutes of any matter which in the opinion of the Chairman of the Meeting (i) is or could reasonably be regarded as, defamatory of any person, or (ii) is irrelevant or immaterial to the proceedings, or (iii) is detrimental to the interests of the Company. The Chairman of the meeting shall exercise an absolute discretion in regard to the inclusion or non-inclusion of any matter in the Minutes on the aforesaid grounds.

(VI) Any such Minutes shall be evidence of the proceedings recorded therein.

(VII) The book containing the Minutes of proceedings of General Meetings shall be kept at the Office of the Company and shall be open, during business hours, for such periods not being less in the aggregate than two hours in each day as the Board determines, for the inspection of any Shareholder without charge.

(VIII) The Company shall cause minutes to be duly entered in books provided for the purpose of:

A. the names of the Directors and Alternate Directors present at each General Meeting;

B. all Resolutions and proceedings of General Meeting.

(o) All matters arising at a General Meeting of the Company, other than as specified in the Act or these Articles if any, shall be decided by a majority vote.

(p) Any corporation which is a Shareholder of the Company may, by resolution of the Board or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company and the said person so authorised shall be entitled to exercise the same powers on behalf of t he corporation which he represents as that corporation could have exercised if it were an individual Shareholder in the Company (including the right to vote by proxy).

(q) The Company shall also provide e-voting facility to the Shareholders of the Company in terms of the provisions of the Companies (Management and Administration) Rules, 2014, SEBI Listing Regulations or any other Law, if applicable to the Company.

40. DIRECTORS

(a) Subject to the applicable provisions of the Act, the number of Directors of the Company shall not be less than 3 (three) and not more than 15 (fifteen). However, the Company may at any time appoint more than 15 (fifteen) directors after passing Special Resolution at a General Meeting. The Company shall also comply with the provisions of the Companies (Appointment and Qualification of Directors) Rules, 2014 and the provisions of the SEBI Listing Regulations. The Board shall have an optimum combination of executive and Independent Directors with at least 1 (one) woman Director, as may be prescribed by Law from time to time.

(b) Subject to Article 41(a), Sections 149, 152 and 164 of the Act and other provisions of the Act, the Company may increase or reduce the number of Directors.

(c) The Company may, and subject to the provisions of Section 169 of the Act, remove any Director before the expiration of his period of office and appoint another Director.

41. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) The members of the Board shall elect any one of them as the Chairman of the Board. The Chairman shall preside at all meetings of the Board and the General Meeting of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) If for any reason the Chairman is not present at the meeting or is unwilling to act as Chairman, the members of the Board shall appoint any one of the remaining Directors as the Chairman.

42. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 161 of the Act, the Board shall be entitled to nominate an alternate director to act for a director of the Company during such director's absence for a period of not less than 3 (three) months from India. The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to India. If the term of the office of the Original Director is determined before he so returns to India, any provis ions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

43. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the applicable provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under Article 40. Any Person so appointed as an addition shall hold office only up to the earlier of the date of the next Annual General Meeting or at the last date on which the Annual General Meeting should have been held but shall be eligible for appointment by the Company as a Director at that meeting subject to the applicable provisions of the Act.

44. DEBENTURE DIRECTORS

If it is provided by a trust deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/lender or Persons/lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/lender or Persons/lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/lender or Persons/lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares and shall not be liable to retire by rotation or be removed by the Company, but shall automatically cease and vacate office as a Director if and when the Debentures are fully discharged.

45. INDEPENDENT DIRECTORS

The Company shall have such number of Independent Directors on the Board of the Company, as may be required in terms of the provisions of Section 149 of the Act and the Companies (Appointment and Qualification of Directors) Rules, 2014 or any other Law, as may be applicable. Further, the appointment of such Independent Directors shall be in terms of the aforesaid provisions of Law and subject to the requirements prescribed SEBI Listing Regulations.

46. NOMINEE DIRECTORS

(a) The Board may appoint any person as a director nominated by any institution in pursuance of the provisions of any Law for the time being in force or of any agreement or by the Central Government or the State Government by virtue of its shareholding in a Government Company.

(b) So long as any moneys remain owing by the Company to The Industrial Development Bank of India, Industrial Finance Corporation of India, The Industrial Credit and Investment Corporation of India Limited, The Industrial Reconstruction Corporation of India Limited, Life Insurance Corporation of India, General Insurance Corporation of India, National Insurance Company Limited, The Oriental Fire & General Insurance Company Limited, The New India Assurance Company Limited, United India Insurance Company Ltd., Karnataka State Indus trial Investment and Development Corporation Ltd. or any State Financial Corporation or any Financial Institution owned or controlled by the Central Government or any State Government or the Reserve Bank of India or by two or more of them by Central Government themselves (each of the above and Unit Trust of India are hereinafter referred to as the Corporation) out of any loans/debentures, assistance granted by them to the Company or so long as the Corporation holds or continues to hold Debentures/Shares in the Company as a result of any guarantee furnished by the Corporation on behalf of the Company and remaining outstanding, the Corporation shall have a right to appoint from time to time, any person as Director, Wholetime or non-Wholetime (which Director or Directors, is/are hereinafter referred to as 'Nominee Director/s') on the Board of the Company and to remove from such office any person or persons so appointed and to appoint any person in his or their places. The Board shall have no power to remove from the office of the Nominee Directors. At the option of the Corporation such Nominee Director/s shall not be liable to retirement by rotation. Subject as aforesaid, Nominee Director/s shall be entitled to the same rights and privileges and be subject to the same obligations as any other Directors of the Company.

47. PERIOD OF HOLDING OF OFFICE BY NOMINEE DIRECTORS

The Nominee Director/s so appointed shall hold the said office only so long as any moneys remain owing by the Company to the Corporation or so long as the Corporation holds or continues to hold Debentures/shares in the Company as a result of underwriting or by direct subscription or private placement or the liability of the Company arising out of the guarantee is outstanding and the Nominee Director/s so appointed in exercise of the said powers shall ipso facto vacate such office immediately the moneys owing by the Company to the Corporation are paid off or on the Corporation ceasing to hold Debentures/ shares in the Company or on the satisfaction of liability of the Company arising out of any guarantee furnished by the Corporation.

48. APPOINTMENT OF SPECIAL DIRECTORS

On behalf of the Company, whenever Directors enter into a contract with any Government, Central, State or Local, any Bank or Financial institution or any person or persons (hereinafter referred to as "the appointer") for borrowing any money or for providing any guarantee or security or for technical collaboration or assistance or for underwriting or entering into any other arrangement whatsoever the Directors shall have, subject to the provisions of Section 152 of the Act, the power to agree that such appointer shall have right to appoint or nominate by notice in writing addressed to the Company one or more Directors on the Board for such period and upon such conditions as may be mentioned in the agreement and that such Director or Directors may not be liable to retire by rotation nor be required to hold any qualification shares. The Directors may also agree that any such Director or Direc tors may be removed from time to time by the appointer entitled to appoint or nominate them and the appointer may appoint another or others in his or their place and also fill in any vacancy which may occur as a result of any such Director or Directors ceasing to hold that office for any reason whatsoever. The Directors appointed or nominated under this Article shall be entitled to exercise and enjoy all or any of the rights and privileges exercised and enjoyed by the Directors of the Company including payment of remuneration and travelling expenses to such Director or Directors as may be agreed by the Company with the appointer.

49. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification shares of the Company.

50. REMUNERATION OF DIRECTORS

(a) Subject to the applicable provisions of the Act, the Rules, Law including the provisions of the SEBI Listing Regulations, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the applicable provisions of the Act, a Director (other than a Managing Director or an executive Director) may receive a sitting fee not exceeding such sum as may be prescribed by the Act or the central government from time to time for each meeting of the Board or any Committee thereof attended by him.

(c) The remuneration payable to each Director for every meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 197 of the Act.

(d) All fees/compensation to be paid to non-executive Directors including Independent Directors shall be as fixed by the Board subject to Section 197 and other applicable provisions of the Act, the Rules thereunder and of these Articles. Notwithstanding anything contained in this Article, the Independent Directors shall not be eligible to receive any stock options.

51. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board. Such remuneration may either be in addition, to or in substitution for his remuneration otherwise provided, subject to the applicable provisions of the Act.

52. MISCELLANEOUS EXPENSES OF DIRECTORS

In addition to the remuneration payable to them in pursuance of the Act, the Directors may be paid all travelling, hotel and other expenses properly incurred by them : (a) in attending and returning from meetings of the Board of Directors or any committee thereof or general meetings of the company; or (b) in connection with the business of the Company. The rules in this regard may be framed by the Board of Directors from time to time.

53. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body, but if, and so long as their number is reduced below the minimum number fixed by Article 40 hereof, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or for summoning a General Meeting, but for no other purpose.

54. DISQUALIFICATION AND VACATION OF OFFICE BY A DIRECTOR

(a) A person shall not be eligible for appointment as a Director of the Company if he incurs any of the disqualifications as set out in section 164 and other relevant provisions of the Act. Further, on and after being appointed as a Director, the office of a Director shall ipso facto be vacated on the occurrence of any of the circumstances under section 167 and other relevant provisions of the Act.

(b) Subject to the applicable provisions of the Act, the resignation of a director shall take effect from the date on which the notice is received by the company or the date, if any, specified by the director in the notice, whichever is later.

55. RELATED PARTY TRANSACTIONS AND DISCLOSURE OF INTEREST

The Company shall comply with the applicable provisions of the Act, Rules framed thereunder and other relevant provisions of Law in respect of related party transactions and the Directors shall comply with the disclosure of interest provisions under the Act.

56. RETIREMENT OF DIRECTORS BY ROTATION

(a) At every Annual General Meeting of the Company, one third of such of the Directors as are liable to retire by rotation in accordance with section 152 of the Act (excluding Independent Directors), or, if their number is not three or a multiple of three then the number nearest to one third shall retire from office, and they will be eligible for re- election.

(b) The Directors to retire by rotation shall be those who have been longest in office since their last appointment but as between persons who become Directors on the same day, those who are to retire shall, in default of and subject to any agreement among themselves, be determined by lot. Provided that and to the extent permissible under the Act, the Managing Director, joint managing director, deputy managing director, manager or whole-time Director(s) appointed or such other directors nominated pursuant to Articles 44 and 46 hereto shall not retire by rotation under this Article nor shall they be included in calculating the total number of Directors of whom one third shall retire from office under this Article.

57. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a national holiday, till the next succeeding day which is not a national holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:

(I) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(II) retiring Director has, by a notice in writing addressed to the Company or its Board, expressed his unwillingness to be so reappointed;

(III) he is not qualified or is disqualified for appointment;

(IV) a resolution whether Special or Ordinary is required for the appointment or reappointment by virtue of any applicable provisions of the Act; or

(V) Section 162 of the Act is applicable to the case.

58. MANAGING DIRECTOR(S) / WHOLE TIME DIRECTOR(S) / EXECUTIVE DIRECTOR(S) / MANAGER

Subject to the provisions of Section 203 of the Act and other applicable provisions of the Act and of these Articles, the Board may appoint from time to time one or more of their Directors to be the Managing Director or joint managing director or whole time director or deputy managing director or manager of the Company on such terms and on such remuneration (in any manner, subject to it being permissible under the Act) partly as the Board may think fit in accordance with the applicable provisions of the Act and the Rules thereunder. Subject to the provisions of the Act, the Managing Director or Joint Managing Director or Wholetime Director or Deputy Managing Director or Manager of the Company so appointed by the Board shall not while holding that office, be subject to retirement by rotation or taken into account in determining the rotation of retirement of directors, but their appointment shall be subject to determination ipso facto if they cease from any cause to be a director or if the company in General Meeting resolve that their tenure of the office of Managing Director or Joint Managing Director or Wholetime Director or Deputy Managing Director or Manager be determined.

59. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ WHOLE TIME DIRECTOR(S) / EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

(a) Unless permitted under the Act, the Company however, shall not appoint or employ at the same time more than one of the following categories of management personnel namely, a managing director and manager.

(b) The remuneration of a Managing Director/ whole time director or executive director or manager shall (subject to Sections 196, 197 and other applicable provisions of the Act, the Rules thereunder and of these Articles and of any contract between him and the Company) be paid in the manner permitted under the Act.

60. POWER AND DUTIES OF MANAGING DIRECTOR(S)/ WHOLE TIME DIRECTOR(S) / EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act, the Directors, may from time to time entrust and confer upon a Managing Director, whole time director(s), executive director(s) or managers for the time being such of the powers exercisable upon such terms and conditions and with such restrictions as they may think fit either collaterally with or to the exclusion of and in substitution for all or any of their own powers and from time to time revoke, withdraw, alter or vary ail or any of such powers.

61. POWER TO BE EXERCISED BY THE BOARD ONLY BY MEETING

Subject to the provisions of the Act, the Board shall exercise the following powers on behalf of the Company and the said powers shall be exercised only by resolutions passed at the meeting of the Board :

(a) to make calls on Shareholders in respect of money unpaid on their shares;

(b) to authorise buy-back of securities under Section 68 of the Act;

(c) to issue securities, including debentures, whether in or outside India;

(d) to borrow money(ies);

(e) to invest the funds of the Company;

(f) to grant loans or give guarantee or provide security in respect of loans; and

(g) any other matter which may be prescribed under the Act, Companies (Meetings of Board and its Powers) Rules, 2014 and the SEBI Listing Regulations to be exercised by the Board only by resolutions passed at the meeting of the Board.

The Board may, by a resolution passed at a meeting, delegate to any Committee of Directors, the Managing Director, or to any person permitted by Law the powers specified in sub clauses (d) to (f) above. In respect of dealings between the company and its bankers the exercise by the company of the powers specified in clause (d) shall mean the arrangement made by the company with its bankers for the borrowing of money by way of overdraft or cash credit or otherwise and not the actual day to day operation on overdraft, cash credit or other accounts by means of which the arrangement so made is actually availed of.

The aforesaid powers shall be exercised in accordance with the provisions of the Companies (Meetings of Board and its Powers) Rules, 2014 and shall be subject to the restrictions on the powers of the Board under section 180 of the Act.

62. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) At least 4 (four) Board Meetings shall be held in any calendar year and there should not be a gap of more than 120 (one hundred twenty) days between two consecutive Board Meetings.

(b) The participation of Directors in a meeting of the Board may be either in person or through video conferencing or other audio visual means, as may be prescribed under the Act, which are capable of recording and recognising the participation of the Directors and of recording and storing the proceedings of such meetings along with date and time. However, such matters as provided under the Companies (Meetings of Board and its Powers) Rules, 2014 shall not be dealt with in a meeting through video conferencing or other audio visual means. Any meeting of the Board held through video conferencing or other audio visual means shall only be held in accordance with the Companies (Meetings of Board and its Powers) Rules, 2014.

(c) The Secretary, as directed by a Director, or any other Director shall, as and when directed by the Chairman or a Director convene a meeting of the Board by giving a notice in writing to every Director in accordance with the provisions of the Act and the Companies (Meetings of Board and its Powers) Rules, 2014.

(d) The Board may meet either at the Office of the Company, or at any other location in India or outside India, as the Chairman may determine.

(e) At least 7 (seven) days' notice of every meeting of the Board shall be given in writing to every Director for the time being at his address registered with the Company and such notice shall be sent by hand delivery or by post or by electronic means. A meeting of the Board may be convened in accordance with these Articles by a shorter notice in case of any urgent matters as directed by the Chairman or the Managing Director or the Executive Director, as the case may be, subject to the presence of 1 (one) Independent Director in the said meeting. If an Independent Director is not present in the said meeting, then decisions taken at the said meeting shall be circulated to all the Directors and shall be final only upon ratification by one independent Director. Such notice or shorter notice may be sent by post or by fax or e-mail depending upon the circumstances.

(f) At any Board Meeting, each Director may exercise 1 (one) vote. The adoption of any resolution of the Board shall require the affirmative vote of a majority of the Directors present at a duly constituted Board Meeting.

63. QUORUM FOR BOARD MEETING

(a) Quorum for Board Meetings

(I) Subject to the provisions of Section 174 of the Act, the quorum for each Board Meeting shall be one-third of its total strength or two directors, whichever is higher, and the presence of Directors by video conferencing or by other audio visual means shall also be counted for the purposes of calculating quorum. Provided that where at any time the number of interested Directors exceeds or is equal to two- thirds of the total strength, the number of the remaining Directors, that is to say, the number of the Directors who are not interested present at the meeting being not less than two, shall be the quorum during such meeting.

(II) If a meeting of the Board could not be held for want of quorum, then the meeting shall automatically stand adjourned to such other time as may be fixed by the Chairman.

64. CASTING VOTE

Questions arising at any meeting of the Board, other than as specified in these Articles and the Act, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote. No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

65. POWERS OF THE BOARD

Subject to the applicable provisions of the Act, these Articles and other applicable provisions of Law:

(a) The Board shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do under the applicable provisions of the Act or by the Memorandum and Articles of association of the Company.

(b) The Board is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

Provided that the Board shall not, except with the consent of the Company by a Special Resolution:-

(I) Sell, lease or otherwise dispose of the whole, or substantially the whole, of the undertaking of the Company, or where the Company owns more than one undertaking, of the whole, or substantially the whole, of any such undertaking. The term 'undertaking' and the expression 'substantially the whole of the undertaking' shall have the meaning ascribed to them under the provisions of Section 180 of the Act;

(II) Remit, or give time for repayment of, any debt due by a Director;

(III) Invest otherwise than in trust securities the amount of compensation received by the Company as a result of any merger or amalgamation; and

(IV) Borrow money(ies) where the money(ies) to be borrowed together with the money(ies) already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of businesses), will exceed the aggregate of the paid-up capital of the Company and its free reserves.

Provided further that prior permission of the Company in a General Meeting shall be required for making a contribution, in any Financial Year, to bonafide charitable and other funds in excess of an aggregate amount equivalent to 5 (five) % of the Company's average net profits for the 3 (three) immediately preceding Financial Years.

(c) Certain Powers of the Board

Without prejudice to the general powers conferred by the last preceding Article and so as not in any way to limit or restrict these powers, and without prejudice to the other powers conferred by these Articles, but subject to the restrictions contained in the last preceding Article and other provisions of the Act, it is hereby declared that the Directors shall have the following powers, that is to say, power:

(I) To pay the costs, charges and expenses preliminary and incidental to the promotion, formation, establishment and registration of the company.

(II) Payment out of Capital: To pay and charge to the capital account of the company any commission or interest lawfully payable thereout under the provisions of Sections 40(6) of the Act,

(III) To acquire property: Subject to Sections 179 and 188 of the Act to purchase or otherwise acquire for the Company any property, rights, privileges which the Company is authorised to acquire, at or for such price or consideration and generally on such terms and conditions as they think fit, and in any such purchases or other acquisition to accept such title as the Directors may believe or may be advised to be reasonably satisfactory,

(IV) To pay for property, etc.: At their discretion and subject to the provisions of the Act, to pay for any property, rights, or privileges acquired or services rendered in the Company either wholly or partially, in cash or in shares, bonds, debentures, mortgages, or other securities of the such amount credited as paid up thereon as may be agreed upon and any such bonds; debentures, mortgages or other securities may be either, specifically charged upon all or any part of the property of the Company and its uncalled capital or not so charged.

(V) To secure contracts: To secure the fulfilment of any contracts or engagements entered into by the Company by mortgage or charge of all or any of the property of the Company and its uncalled capital for the time being or in such manner as they may think fit.

(VI) To accept surrender of shares: To accept from any member, as far as may be permissible by law, a surrender of his shares or any part thereof, on such terms and conditions as shall be agreed.

(VII) To appoint Trustees: To appoint any person to accept and to hold in trust for the Company any property belonging to the Company, or in which it is interested, or for any other purposes; and to execute and do all such deeds and things as may be required in relation to any such trust, and to provide for the remuneration of such trustee or trustees.

(VIII) To bring and defend actions: To institute, conduct, defend, compound, or abandon any legal proceedings by or against the Company or its officers or otherwise payment or satisfaction of any debts due, and of any claims or demands by or against the Company, and to refer any differences to arbitration, and observe and perform any awards made thereon.

(IX) To act in insolvency matters: To act on behalf of the Company in all matters relating to bankrupts and insolvents.

(X) To give receipts: To make and give receipts, releases and other discharges for moneys payable to the Company, and for the claims and demands of the Company.

(XI) To invest moneys: Subject to the provisions of Sections 179, 180 (1) (c), 185, and 186 of the Act, to invest, deposit and deal with any moneys of the Company not immediately required for the purpose thereof, upon such security (not being shares of this Company), or without security and in such manner as they may think fit, and from time to time to vary or realise such investments. Save as provided in Section 49 of the Act, all investments shall be made and held in the Company's own name.

(XII) To provide for Personal Liabilities: To execute in the name and on behalf of the Company in favour of any Director or other person who may incur or be about to incur any personal liability whether as principal or surety; for the benefit of the Company such mortgages of the Company's property (present and future) as they think fit; and any such mortgage may contain a power of sale, and such other powers, provisions, covenants and agreements as shall be agreed upon.

(XIII) To authorise acceptances: To determine from time to time who shall be entitled to sign, on the Company's behalf, bills, notes, receipts, acceptances, endorsements, cheques, dividend warrants, releases, contracts and documents and to give necessary authority for such purpose.

(XIV) To distribute bonus: To distribute by way of bonus amongst the staff of the Company a share in the profits of the Company, and to give to any officer or other person employed by the Company a commission on the profits of any particular business or transaction and to charge such bonus or commission as part of the working expenses of the Company.

(XV) To provide for welfare of employees: To provide for the welfare of Directors or Ex-Directors or employees or ex-employees of the Company and their wives, widows and families or the dependants or connections of such persons by building or contributing to the building of houses, dwellings or chawls or by grants of moneys, pensions, gratuities, allowances, bonus or other payments; or by creating and from time to time subscribing or contributing to provident and other associations, institutions or funds or trusts and by providing or subscribing or contributing towards places of instruction and recreation, hospitals and dispensaries, medical and other attendance and other assistance as the Board shall think fit, and subject to the provisions of Section 180 of the Act. To subscribe or contribute or otherwise to assist or to guarantee money to any charitable, benevolent, religious, scientific, national or other institutions or objects which shall have any moral or other claim to support or aid by the Company either by reason of locality of operation, or of public and general utility or otherwise.

(XVI) To create reserve fund: Before recommending any dividend to set aside, out of the profits of the Company such sums as they may think proper for depreciation or to a Depreciation Fund or to an Insurance Fund or as a Reserve Fund or Sinking Fund or any special fund to meet contingencies or to repay debentures or debenture-stock, or for special dividends or for equalising dividends or for repairing, improving, extending and maintaining any of the property of the Company and for such other purposes (including the purposes referred to in the preceding clause), as the Board may in their absolute discretion think conducive to the interest of the Company, and subject to Section 179 of the Act, to invest the several sums so set aside or so much thereof as required to be invested, upon such investments (other than shares of the Company) as they think fit, and from time to time to deal with and vary such investments and dispose of and apply and expend all or any part thereof for the benefit of the Company, in such manner and for such purposes as the Board in their absolute discretion, think, conducive to the interest of the company notwithstanding that the matters to which the Board apply or upon which they expend the same, or any part thereof, may be matters to or upon which the capital moneys of the company might rightly be applied or expended, and to divide the reserve fund into such special funds as the Board may think fit with full power to transfer the whole or any portion of the Reserve Fund into such special funds as the Board may think fit, with full power to transfer the whole or any portion of a Reserve Fund or division of a Reserve Fund and with full power to employ the assets constituting all or any of the above funds, including the Depreciation Fund, in the business of the company or in the purchase or repayment of debentures or debenture- stock, and without being bound to keep the same separate from the other assets and without being bound to pay interest on the same with power however to the Board at their discretion to pay or allow to the credit of such funds interest at such rate as the Board may think proper.

(XVII) To appoint managers etc.: To appoint, and at their discretion remove or suspend such general managers, secretaries, assistants, supervisors, clerks, agents and servants for permanent, temporary or special services as they may from time to time think fit, and to determine their powers and duties and fix their salaries, or emoluments or remuneration, and to require security insuch instances and to such amount as they may think fit. And also from time to time to provide for the management and transaction of the affairs of the company in any specified locality in India or elsewhere in suc h manner as they think fit.

(XVIII) To comply with local Laws: To comply with requirements of any local law which in their opinion it shall in the interest of the Company be necessary or expedient to comply with.

(XIX) To delegate powers: Subject to Section 179 of the Act, from time to time and at any time to delegate to any persons so appointed any of the powers, authorities and discretions for the time being vested in the Board, other than their power to make call or to make loans or borrow moneys, and any such appointment or delegation may be made on such terms, and subject to such conditions as the Board may think fit, and the Board may at any time remove any persons so appointed and may annul any such delegation.

(XX) To authorise by power of attorney: At any time and from time to time by Power of Attorney (if so resolved by the Board under the Seal of the Company), to appoint any person or persons to be the Attorney or Attorneys of the Company, for such purposes and with such powers, authorities, and discretions (not exceeding those vested in or exercisable by the Board under these presents and excluding the power to make calls and excluding also except in the limits authorised by the Board, the power to make loans and borrow moneys) and for such period and subject to such conditions as the Board may from time to time think fit, and any such appointment may (if the Board thinks fit) be made in favour of the shareholders, directors, nominees or managers of any company or firm or otherwise in favour of any fluctuating body of persons whether nominated directly, or indirectly by the Board and any such Power of Attorney may contain such powers for the protection or convenience of persons dealing with such Attorneys as the Board may think fit, and may contain Powers enabling any such delegates or Attorneys as aforesaid to sub-delegate all or any of the Powers, authorities and discretions for the time- being vested in them.

(XXI) To negotiate: Subject to Section 188 of the Act for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company to enter into all such negotiations and contracts and rescind and vary all such contracts, and execute and do all such acts, deeds, and things in the name and on behalf of the Company as they may consider expedient.

(XXII) To make and vary Regulations: From time to time make, vary or repeal bye- laws for the regulation of the business of the Company, its officers and servants.

(XXIII) Amendments to Accounts: Subject to Section 130, the directors shall, if they consider it to be necessary and in the interest of the company, be entitled to amend the Audited Accounts of the company of any financial year which have been laid before the Company in General Meeting. The amendments to the Accounts effected by the directors in pursuance of this Article shall be placed before the members in General Meeting for their consideration and approval.

(XXIV) To formulate schemes, etc.: Subject to provisions of Law, the directors may formulate, create, institute or set up such schemes, trusts, plans or proposals as they may deem fit for the purpose of providing incentive to the officers, employees and workers of the company, including without limiting the generality of the foregoing, formulation of schemes for the subscription by the officers, employees and workers to shares in, or debentures of, the company.

66. COMMITTEES AND DELEGATION BY THE BOARD

(a) The Company shall constitute such Committees as may be required under the Act, applicable provisions of Law and the SEBI Listing Regulations. Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 179 of the Act, delegate any of its powers to the Managing Director(s), the executive director(s) or manager or the chief executive officer of the Company. The Managing Director(s), the executive director(s) or the manager or the chief executive officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the applicable provisions of the Act, the requirements of Law and these Articles, the Board may delegate any of its powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes. Every Committee of the Board so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfilment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) The meetings and proceedings of any such Committee of the Board consisting of more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

67. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

(a) All acts undertaken at any meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director. Provided that nothing in this Article shall be deemed to give validity to the acts undertaken by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

(b) Save as otherwise expressly provided in the Act, a resolution in writing, signed by all the members of the Board or of a committee thereof, for the time being entitled to receive notice of a meeting of the Board or committee, shall be valid and effective as if it had been passed at a meeting of the Board or committee, duly convened and held.

68. PASSING OF RESOLUTION BY CIRCULATION

(a) No resolution shall be deemed to have been duly passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft form, together with the necessary papers, if any, to all the Directors, or members of the Committee, as the case may be, at their addresses registered with the Company in India by hand delivery or by post or by courier, or through such electronic means as may be provided under the Companies (Meetings of Board and its Powers) Rules, 2014 and has been approved by majority of Directors or members, who are entitled to vote on the resolution. However, in case one-third of the total number of Directors for the time being require that any resolution under circulation must be decided at a meeting, the Chairman shall put the resolution to be decided at a meeting of the Board.

(b) A resolution mentioned above shall be noted at a subsequent meeting of the Board or the Committee thereof, as the case may be, and made part of the minutes of such meeting.

69. MINUTES OF THE PROCEEDINGS OF THE MEETING OF THE BOARD

(a) The Company shall prepare, circulate and maintain minutes of each Board Meeting in accordance with the Act and Rules and such minutes shall contain a fair and correct summary of the proceedings conducted at the Board Meeting.

(b) The minutes kept and recorded under this Article shall also comply with the provisions of Secretarial Standard 1 issued by the Institute of Company Secretaries of India constituted under the Company Secretaries Act, 1980 and approved as such by the Central Government and applicable provisions of the Act and Law.

70. THE SECRETARY

Subject to the provisions of Section 203 of the Act, the Board may, from time to time, appoint any individual as Secretary of the Company to perform such functions, which by the Act or these Articles for the time being of the Company are to be performed by the Secretary and to execute any other duties which may from time to time be assigned to him by the Board. The Board may also at any time appoint some individual (who need not be the Secretary), to maintain the Registers required to be kept by the Company.

71. SEAL

(a) The Board may provide a Seal for the purposes of the Company, and shall have power from time to time to destroy the same and substitute a new Seal in lieu thereof, and if the Seal is provided for, the Board shall provide for the safe custody of the Seal for the time being.

(b) Subject to Article 72 (a), the Board may, if a Seal is required to be affixed on any instrument, affix the Seal of the Company, to any instrument by the authority of a resolution of the Board or of a committee of the Board authorised by it in that behalf, and except in the presence of at least 2 (two) Directors and of the Secretary or such other person as the Board may appoint for the purpose; and those 2 (two) Directors and the Secretary or other person aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

72. DIVIDEND POLICY

(a) The profits of the Company, subject to any special rights relating thereto being created or authorised to be created by the Memorandum or these Articles and subject to the provisions of these Articles shall be divisible among the Shareholders in proportion to the amount of Capital Paid-up or credited as Paid-up and to the period during the year for which the Capital is Paid-up on the shares held by them respectively. Provided always that, (subject as aforesaid), any Capital Paid-up on a Share during the period in respect of which a Dividend is declared, shall unless the Directors otherwise determine, only entitle the holder of such Share to an apportioned amount of such Dividend as from the date of payment.

(b) Subject to the provisions of Section 123 of the Act, the Company in General Meeting may declare Dividends, to be paid to Shareholders according to their respective rights and interests in the profits. No Dividends shall exceed the amount recommended by the Board, but the Company in General Meeting may, declare a smaller Dividend, and may fix the time for payments not exceeding 30 (thirty) days from the declaration thereof.

(c) No Dividend shall be declared or paid otherwise than out of profits of the Financial Year arrived at after providing for depreciation in accordance with the provisions of Section 123 of the Act or out of the profits of the Company for any previous Financial Year or years arrived at after providing for depreciation in accordance with the provisions of the Act and remaining undistributed, or out of both, and provided that the declaration of the Board as to the amount of the net profits shall be conclusive.

(d) Subject to Section 123, the Board may, from time to time, pay to the Shareholders such interim Dividend as in their judgment the position of the Company justifies.

(e) Where Capital is paid in advance of calls upon the footing that the same shall carry interest, such Capital shall not whilst carrying interest, confer a right to participate in profits or Dividend.

(f)

(I) Subject to the rights of Persons, if any, entitled to shares with special rights as to Dividend, all Dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof Dividend is paid but if and so long as nothing is paid upon any shares in the Company, Dividends may be declared and paid according to the amount of the shares.

(II) No amount paid or credited as paid on shares in advance of calls shall be treated for the purpose of this Article as paid on shares.

(III) All Dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the Dividend is paid, but if any shares are issued on terms providing that it shall rank for Dividend as from a particular date such shares shall rank for Dividend accordingly.

(g) Subject to the applicable provisions of the Act and these A rticles, the Board may retain the Dividends payable upon shares in respect of any Person, until such Person shall have become a Shareholder, in respect of such shares or until such shares shall have been duly transferred to him.

(h) Any one of several Persons who are registered as the joint -holders of any Share may give effectual receipts for all Dividends or bonus and payments on account of Dividends or bonus or sale proceeds of fractional certificates or other money(ies) payable in respect of such shares.

(i) Subject to the applicable provisions of the Act, no Shareholder shall be entitled to receive payment of any interest or Dividends in respect of his Share(s), whilst any money may be due or owing from him to the Company in respect of such Share(s); either alone or jointly with any other Person or Persons; and the Board may deduct from the interest or Dividend payable to any such Shareholder all sums of money so due from him to the Company.

(j) Subject to Section 126 of the Act, a transfer of shares shall not pass the right to any Dividend declared thereon before the registration of the transfer.

(k) Unless otherwise directed any Dividend may be paid by cheque or warrant or by a pay slip or receipt (having the force of a cheque or warrant) and sent by post or courier or by any other legally permissible means to the registered address of the Shareholder or Person entitled or in case of joint-holders to that one of them first named in the Register of Members in respect of the joint-holding. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent and in case of joint-holders to that one of them first named in the Register of Members in respect of the joint-holding.The Company shall not be liable or responsible for any cheque or warrant or pay slip or receipt lost in transmission, or for any Dividend lost to a Shareholder or Person entitled thereto, by a forged endorsement of any cheque or warrant or a forged signature on any pay slip or receipt of a fraudulent recovery of Dividend. If 2 (two) or more Persons are registered as joint -holders of any Share(s) any one of them can give effectual receipts for any money (ies) payable in respect thereof. Several Executors or Administrators of a deceased Shareholder in whose sole name any Share stands, shall for the purposes of this Article be deemed to be joint-holders thereof.

(l) No unpaid Dividend shall bear interest as against the Company.

(m) Any General Meeting declaring a Dividend may on the recommendation of the Board, make a call on the Shareholders of such amount as the Meeting fixes, but so that the call on each Shareholder shall not exceed the Dividend payable to him, and so that the call will be made payable at the same time as the Dividend; and the Divi dend may, if so arranged as between the Company and the Shareholders, be set -off against such calls.

(n) Notwithstanding anything contained in this Article, the dividend policy of the Company shall be governed by the applicable provisions of the Act and Law.

73. UNPAID OR UNCLAIMED DIVIDEND

(a) Subject to the provisions of the Act, if the Company has declared a Dividend but which has not been paid or the Dividend warrant in respect thereof has not been posted or sent within 30 (thirty) days from the date of declaration, transfer the total amount of dividend, which remained unpaid or unclaimed within 7 (seven) days from the date of expiry of the said period of 30 (thirty) days to a special account to be opened by the Company in that behalf in any scheduled bank.

(b) Subject to provisions of the Act, any money so transferred to the unpaid Dividend account of the Company which remains unpaid or unclaimed for a period of 7 (seven)

years from the date of such transfer, shall be transferred by the Company to the Fund established under sub-section (1) of Section 125 of the Act, viz. "Investors Education and Protection Fund".

(c) Subject to the provisions of the Act, no unpaid or unclaimed Dividend shall be forfeited by the Board before the claim becomes barred by Law.

74. ACCOUNTS AND BOARD'S REPORT

(a) The Company shall prepare and keep the books of accounts or other relevant books and papers and financial statements for every Financial Year which give a true and fair view of the state of affairs of the Company, including its branch office or offices, if any, in accordance with the Act, Rules and as required under applicable Law.

(b) In accordance with the provisions of the Act, along with the financial statements laid before the Shareholders, there shall be laid a 'Board's report' as to the state of the Company's affairs and as to the amounts, if any, which it proposes to carry to any reserves in such balance sheet and the amount, if any, which it recommends should be paid by way of dividend; and material changes and commit ments, if any, affecting the financial position of the Company which have occurred between the end of the financial year of the company to which the balance sheet relates and the date of the report. The Board shall also give the fullest information and explanations in its report aforesaid or in an addendum to that report, on every reservation, qualification or adverse remark contained in the auditor's report and by the company secretary in practice in his secretarial audit report.

(c) The Company shall comply with the requirements of Section 136 of the Act.

75. DOCUMENTS AND NOTICES

(a) A document or notice may be given or served by the Company to or on any Shareholder whether having his registered address within or outside India either personally or by sending it by post or by registered post or by courier, to him to his registered address.

(b) Where a document or notice is sent by post, service of the document or notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the document or notice, provided that where a Shareholder has intimated to the Company in advance that documents or notices should be sent to him under a certificate of posting or by registered post with or without acknowledgement due or by cable or telegram and has deposited with the Company a sum sufficient to defray the expenses of doing so, service of the document or notice shall be deemed to be effected unless it is sent in the manner intimated by the Shareholder. Such service shall be deemed to have effected in the case of a notice of a meeting, at the expiration of forty eight hours after the letter containing the document or notice is posted or after a telegram has been dispatched and in any case, at the time at which the letter would be delivered in the ordinary course of post or the cable or telegram would be transmitted in the ordinary course.

(c) A document or notice may be given or served by the Company to or on the joint - holders of a Share by giving or serving the document or notice to or on the joint- holder named first in the Register of Members in respect of the Share.

(d) Every person, who by operation of Law, transfer or other means whatsoever, shall become entitled to any Share, shall be bound by every document or notice in respect of such Share, which previous to his name and address being entered on the register of Shareholders, shall have been duly served on or given to the Person from whom he derives his title to such Share.

(e) Any document or notice to be given or served by the Company may be signed by a Director or the Secretary or some Person duly authorised by the Board for such purpose and the signature thereto may be written, printed, photostat or lithographed.

(f) All documents or notices to be given or served by Shareholders on or to the Company or to any officer thereof shall be served or given by sending the same to the Company or officer at the Office by post under a certificate of posting or by registered post or by leaving it at the Office.

(g) Where a document is sent by electronic mail, service thereof shall be deemed to be effected properly, where a member has registered his electronic mail address with the Company and has intimated the Company that documents should be sent to his registered email address, without acknowledgement due. P rovided that the Company, shall provide each member an opportunity to register his email address and change therein from time to time with the Company or the concerned depository. The Company shall fulfil all conditions required by Law, in this regard.

76. SERVICE ON MEMBERS HAVING NO REGISTERED ADDRESS

If a Shareholder does not have registered address in India, and has not supplied to the Company any address within India, for the giving of the notices to him, a document advertised in a newspaper circulating in the neighbourhood of Office of the Company shall be deemed to be duly served to him on the day on which the advertisement appears.

77. NOTICE BY ADVERTISEMENT

Subject to the applicable provisions of the Act, any document required to be served or sent by the Company on or to the Shareholders, or any of them and not expressly provided for by these Articles, shall be deemed to be duly served or sent if advertised in a newspaper circulating in the District in which the Office is situated.

78. WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act divide amongst the Shareholders, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders.

(c) The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories if he considers necessary, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

79. INDEMNITY

Every officer of the company shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in which relief is granted to him by the court or the Tribunal.

80. DIRECTOR'S ETC. NOT LIABLE FOR CERTAIN ACTS

Subject to the provision of the Act, no Director, Manager or Officer of the Company shall be liable for the acts, defaults, receipts and neglects of any other Director, Manager or Officer or for joining in any receipts or other acts for the sake of conformity or for any loss or expenses happening to the company through the insufficiency or deficiency of title to any property acquired by order of the directors or for any loss or expenses happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any monies, securities or effects shall be deposited or for any loss occasioned by an error of judgement or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution thereof, unless the same shall happen through the negligence, default, misfeasance, breach of duty or breach of trust of the relevant Director, Manager or Officer.

81. SIGNING OF CHEQUES

Subject to applicable Law and Section 64 of the Act, all cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, and all receipts for moneys paid by the company, shall be signed, drawn, accepted or otherwise executed as the case may be, in such manner as the Directors shall from time to time by resolution determine.

82. INSPECTION BY SHAREHOLDERS

The register of charges, register of investments, Register of Members, books of accounts and the minutes of the meeting of the shareholders shall be kept at the office of the Company and shall be open, during business hours, for such periods not being less in the aggregate than two hours in each day as the board determines for inspection of any shareholder without charge. In the event such shareholder conducting inspection of the abovementioned documents requires extracts of the same, the Company may charge a fee which shall not exceed rupees ten per page or such other limit as may be prescribed under the Act or other applicable provisions of Law.

83. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company may amend its Memorandum of Association and Articles of Association subject to Sections 13, 14 and 15 of the Act and such other provisions of Law, as may be applicable from time-to-time.

84. SECRECY OF WORKS OR INFORMATION

No shareholder shall be entitled to visit or inspect the Company's work without permission of the Directors or to require discovery of any information respectively any details of Company's trading or any matter which is or may be in the nature of a trade s ecret, history of trade or secret process which may be related to the conduct of the business of the Company and which in the opinion of the Directors will be inexpedient in the interest of the Shareholders of the Company to communicate to the public.

85. DUTIES OF THE OFFICER TO OBSERVE SECRECY

Every Director, Managing Directors, manager, Secretary, Auditor, trustee, members of the committee, officer, servant, agent, accountant or other persons employed in the business of the Company shall, if so required by the Directors before entering upon his duties, or any time during his term of office, sign a declaration pledging himself to observe secrecy relating to all transactions of the Company with its customers and the state of accounts with individuals and all manufacturing, technical and business information of the company and in matters relating thereto and shall by such declaration pledge himself not to reveal any of such matters which may come to his knowledge in the discharge of his official duties except which are required so to do by the Directors or the Auditors, or by resolution of the Company in the general meeting or by a court of law a except so far as may be necessary in order to comply with any of the provision of these Articles or Law.

86. AUTHORIZATIONS

(a) Wherever in the Act it has been provided that the Company or the Board shall have any right, privilege or authority or that the Company could carry out any transaction only if the Company or the Board is so authorized by its Articles, then and in t hat case these Articles hereby authorize and empower the Company and/ or the Board (as the case may be) to have all such rights, privileges, authorities and to carry out all such transactions as have been permitted by the Act without there being any specific regulation to that effect in these Articles save and except to the extent that any particular right, privilege, authority or transaction has been expressly negated or prohibited by any other Article herein).

(b) If pursuant to the approval of these Articles, if the Act requires any matter any matter previously requiring a special resolution is, pursuant to such amendment, required to be approved by an ordinary resolution, then in such a case these Articles hereby authorize and empower the Company and its Shareholders to approve such matter by an ordinary resolution without having to give effect to the specific provision in these Articles requiring a special resolution to be passed for such matter.

This set of articles of association was adopted by the members through a special resolution passed by way of postal ballot on March 31, 2017.

We the several persons whose names and addresses are subscribed below are desirous of being formed into a Company in pursuance of this Articles of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names.

Signature, Name, Address, description and occupation of Subscribers	Number of Equity Shares taken by Subscriber	Signature, Name, Address, description and occupation of Witness
Nagavara Ramarao Narayana Murthy (Son of Nagavara Ramarao) Flat 6, Padmanabhan Apartment, 1126/2, Shivajinagar, Pune - 411 016 Consultant	1 (One equity)	
Nadathur Srinivasa Raghavan (Son of N. Sarangapani) 5, "Ravikripa", Station Road, Matunga (C. R.), Bombay- 400019. Consultant	1 (One equity)	
Senapathy Gopalakrishnan (Son of P. G. Senapathy) Krishna Vihar, Kalapalayam Lane, Pathenchanthai, Trivandrum - 695 001. Consultant	1 (One equity)	VIPUL DEVENDRA KINKHABWALA (S/o. Devendra Vithaldas Kinkhabwala) 14, Thakurdwar Road, Zaveri Building, Bombay - 400 002. Service
Nandan Mohan Nilekani (Son of M. R. Nilekani) 37, Saraswatput, Dharwar - 580 002. KARNATAKA Consultant	1 (One equity)	
	4 (Four equity)	

Dated this 15th day of June 1981.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road, Bangalore 560 100, India
T 91 80 2852 0261, F 91 80 2852 0362
investors@infosys.com
www.infosys.com